As filed with the Securities and Exchange Commission on February 11, 1999.

                                                      Registration No. 333-67219
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------


                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               ------------------


                               REGAN HOLDING CORP.
             (Exact name of Registrant as specified in its charter)

  California                       6411                   68-0211359
(State or other            (Primary Standard            (I.R.S. Employer
jurisdiction of        Industrial Classification       Identification No.)
incorporation or              Code Number)
organization)


                             1179 N. McDowell Blvd.
                               Petaluma, CA 94954
                                 (707) 778-8638
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)

                               ------------------

                                R. Preston Pitts
                      President and Chief Operating Officer
                               Regan Holding Corp.
                             1179 N. McDowell Blvd.
                               Petaluma, CA 94954
                                 (707) 778-8638
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                               ------------------


                            Thomas L. Fairfield, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                                 Goodwin Square
                                225 Asylum Street
                               Hartford, CT 06103

                               ------------------

     Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following the box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following.

                         CALCULATION OF REGISTRATION FEE

    Title of Each Class of Securities to Be           Proposed Maximum Aggregate                Amount of Registration Fee
                  Registered                              Offering Price (1)
Options to Purchase Class A Common Stock, no     $0                                     $0
par value
Class A Common Stock, no par value               $11,232,066.00                         $3,313.00
===============================================  =====================================  ==========================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(h).

                               ------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 11, 1999

                        Stock Options to be issued under
            Regan Holding Corp. Producer Stock Award and Option Plan
                or Regan Holding Corp. 1998 Stock Option Plan and

                                15,000,000 Shares
                               Regan Holding Corp.
                              Class A Common Stock
                                 (no par value)


Regan Holding Corp. (the "Company") is hereby offering (i) stock options to be granted under the Company's Producer Stock Award And Option Plan (the "Producer Plan") to certain producers ("Producers") who market annuity, life insurance, and other investment products on behalf of the Company and its subsidiaries,
(ii) stock options to be granted under the Company's 1998 Stock Option Plan to certain employees and Directors of the Company (the "Employee Plan" and collectively with the Producer Plan, the "Plans"), (iii) shares of its Class A Common Stock, no par value (the "Shares") to be issued upon exercise of stock options (the "Options") granted pursuant to the Producer Plan or the Employee Plan; and (iv) Shares to be issued pursuant to stock awards granted under the Producer Plan. The Company is a California corporation with its principal executive offices located at 1179 N. McDowell Boulevard, Petaluma, CA 94954.

The Options are being offered only to (i) Producers pursuant to grants under the Producer Plan, and (ii) employees and directors of the Company pursuant to grants under the Employee Plan. Up to an aggregate of 15,000,000 Shares may be issued under the Plans, subject to adjustment described in the Plans and this Prospectus.

The Shares are being offered only to (i) Producers pursuant to grants of Shares under the Producer Plan and valid exercises of Options granted under the Producer Plan, and (ii) employees and directors of the Company pursuant to valid exercises of Options granted under the Employee Plan.

No underwriting discounts or commissions will be paid in connection with the offering of the Option or the Shares. Neither the Options nor the Shares are listed on any national securities exchange or the Nasdaq Stock Market.


                               ------------------


Investment in the Options or the Shares involves a high degree of risk. See "Risk Factors" on page 4.

                               ------------------


     Neither The Securities And Exchange Commission Nor Any State Securities Commission Has Approved or Disapproved of These Securities or Passed Upon The
   Accuracy or Adequacy of This Prospectus. Any Representation to the Contrary
                             is a Criminal Offense.


                The date of this Prospectus is February 11, 1999

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.


                                TABLE OF CONTENTS


PROSPECTUS SUMMARY.............................................................2
RISK FACTORS...................................................................4
USE OF PROCEEDS................................................................7
DETERMINATION OF OFFERING PRICE................................................7
DESCRIPTION OF THE PLANS.......................................................7
BUSINESS OF THE COMPANY.......................................................11
SELECTED CONSOLIDATED FINANCIAL DATA..........................................16
MANAGEMENT'S DISCUSSION AND ANALYSIS
     OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.........................17
MANAGEMENT....................................................................21
EXECUTIVE COMPENSATION........................................................22
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT................23
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................................23
DESCRIPTION OF CAPITAL STOCK..................................................24
MARKET PRICE OF AND DIVIDENDS ON
    THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS...............25
PLAN OF DISTRIBUTION..........................................................25
LEGAL MATTERS.................................................................25
EXPERTS.......................................................................25
FINANCIAL STATEMENTS..........................................................F1

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by and should be read in
conjunction  with  the  more  detailed   information  and  financial  statements
appearing elsewhere in this Prospectus.

                                   The Company

     Regan Holding Corp. (the "Company") is engaged in the design, marketing and administration of life insurance, annuity and other investment products (the "Products") on behalf of three unaffiliated insurance carriers. The Company, through its wholly-owned subsidiary Legacy Marketing Group ("Legacy"), has entered into marketing agreements with these carriers pursuant to which the Company is responsible for the recruiting, training, and appointing of producers. The Company, through Legacy, has also entered into insurance processing agreements with these carriers pursuant to which the Company provides clerical, administrative and accounting services with respect to the Products. Such services include billing, collecting and remitting cash on insurance policies. Legacy currently markets policies written in the District of Columbia and in each state of the United States, except Alabama and New York, through a network consisting of approximately 16,000 independent insurance producers ("Producers") who market the Products on behalf of Legacy on a non-exclusive basis. The Company also offers variable annuity and life insurance products, mutual funds and debt and equity securities through its wholly-owned broker-dealer subsidiary, Legacy Financial Services, Inc. ("LFS").

     The Company was incorporated under the laws of the State of California in 1990. The Company's executive offices are located at 1179 N. McDowell Blvd., Petaluma, CA 94954 and its telephone number is (707) 778-8638.


                                  The Offering


Securities Being Offered...... Options to purchase 15,000,000 Shares ("Options")

                               15,000,000 shares of the Company's Common
                               Stock-Series A, no par value ("Shares").

Offering Price................ The offering price of the Options and the Shares will be as determined by the committees which administer the Plans (as defined below).

Terms of Offering............. Options will be issued upon their grant pursuant to the Plans for no tangible consideration.
                               Shares will be issued (i) upon the exercise of Options granted pursuant to the Company's Producer Stock Award and Option Plan (the "Producer Plan"), (ii) upon grants of Shares pursuant to the terms of the Producer Plan, and
                               (iii) upon the exercise of Options granted pursuant to the Company's 1998 Stock Option
                               Plan (the "Employee Plan" and collectively with the Producer Plan, the "Plans").

Capital Structure............. As of September 30, 1998 there were 26,455,013 shares of the Company's Common Stock-Series A ("Series A Stock") and 600,398 shares of the Company's Common Stock-Series B ("Series B Stock" and collectively with the Series A Stock, the "Common Stock") issued and outstanding.

Voting Rights................. Each share of Series A Stock and Series B Stock is entitled to one vote on all matters submitted to a vote of shareholders. Holders of shares of Series A Stock and Series B Stock vote together as a single class on all matters submitted to a vote of the shareholders of the Company except with respect to those matters which affect the holders of one series in a different manner than the other series.

Use of Proceeds............... The proceeds from this offering, if any, will be used for salaries and related benefits, sales promotions and support, occupancy, professional fees or for such other purposes as the Board of Directors may from time to time determine.

Dividend Policy............... To date, the Company has not paid any dividends on its Common Stock. The Company does not anticipate paying dividends on any of its outstanding common stock in the foreseeable future.

Risk Factors.................. Potential grantees of Options or purchasers of
                               Shares should carefully consider the factors set forth herein under "Risk Factors" commencing on page 4, as well as other information contained in this Prospectus.

                                  RISK FACTORS

     Investment in the Company is subject to significant risks. Prospective investors should carefully consider, together with the information contained elsewhere in this Prospectus, the following:

     Regulation. Legacy is licensed as an insurance agency and/or a third party administrator in several of the United States and, accordingly, is subject to regulation by the various states' Departments of Insurance. Increased national attention has forced the National Association of Insurance Commissioners and state insurance departments to re-examine existing laws and regulations affecting insurance companies, especially those involving insurance company solvency, marketing practices, and investment policies. While the Company itself is not an insurance company, any legislative or regulatory changes relating to insurance company solvency, marketing practices, and investment policies could have an adverse impact on the business of the Company. In addition, LFS, the wholly owned broker-dealer subsidiary of the Company, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and under various state broker-dealer registration laws and is a member of the National Association of Securities Dealers ("NASD"). Due to the extensive regulation to which the Company is subject, the Company may be restricted in its activities and the Company's management may be required to devote substantial efforts to regulatory compliance issues. Violations of federal or state laws or regulations or rules of industry self-regulatory organizations ("SROs"), such as the NASD, could subject the Company, its subsidiaries and/or its employees to disciplinary proceedings or civil or criminal liability, including revocation of licenses, censures, fines or temporary suspension or permanent bar from the conduct of their business. Any such proceedings or liability could have a material adverse effect upon the Company's business, financial condition, results of operations and business prospects.

     The Company plans to contribute up to $12.0 million of its investment assets to capitalize LegacyRe. Once LegacyRe begins operations, it will be subject to a number of regulatory restrictions on its minimum capitalization and ability to provide dividends or other distributions. (See "Risk Factors - Dividend and Other Restrictions")

     The regulatory environment in which the Company operates is subject to change. The Company may be adversely affected as a result of new or revised legislation or regulations imposed by states in which the Company conducts its business or by the SEC, other governmental regulatory authorities or SROs. The Company may also be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and SROs.

     Litigation. Companies in the life insurance industry have been subject to substantial claims involving sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters in connection with sale of insurance and other investment products. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive damages. In some states juries have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damages suit. Legacy recently settled a claim alleging misrepresentation and price discrimination in connection with the sale of certain annuity products. Except for this claim, neither the Company nor any subsidiary is or has been a defendant in any class-action lawsuit alleging improper sales practices. No assurance can be given that such class-action lawsuits or other litigation will not be brought against the Company in the future, or if any such lawsuits or other litigation are brought against the Company, that such proceedings would not materially and adversely affect the Company's business, financial condition or results of operations.

     Reliance on Legacy. The Company's growth is, and for the foreseeable future will continue to be, completely dependent on Legacy's ability to design, market and administer life insurance and annuity products. Management believes that the ability of Legacy to successfully perform these services could be affected by many factors, including the following: (i) the ability of Legacy to recruit, train, and motivate successful Producers; (ii) the degree of market acceptance of the Products; (iii) the relationship between Legacy and the insurance companies with which Legacy currently places, or may in the future place, business; (iv) the failure of Legacy to comply with federal, state and other regulatory requirements applicable to the sale of insurance and investment products; and (v) competition from other financial services companies in the sale of insurance and investment products.

     Dependence On Carriers. Legacy has entered into marketing agreements and administrative services agreements with American National Insurance Company ("American National"), IL Annuity and Insurance Company ("IL Annuity"), and Transamerica Life Insurance and Annuity Company ("Transamerica"), each of which is an unaffiliated insurance carrier. During 1997 and the first nine months of 1998, Legacy's revenues were derived from the agreements with American National and IL Annuity. For the nine months ended September 30, 1998, approximately 13.1% and 81.2%
of the Company's total revenue resulted from agreements with American National and IL Annuity, respectively. During the third quarter of 1998, Legacy began earning revenues from its agreements with Transamerica. The agreements with American National and IL Annuity expire on March 31, 1999 and December 31, 2005, respectively, but may be renewed by mutual agreement for successive one year terms. The agreements with Transamerica do not have a fixed term but may be terminated by either party upon twelve months notice. The termination of Legacy's relationship with any of these insurance companies, or the termination or material revision by any of these insurance companies of the products offered through Legacy would require the Company to seek relationships with other insurance companies to replace the lost revenue or products. There can be no assurance that the Company would be able to reach agreements with any other insurance companies on favorable terms or at all. The failure to replace such business quickly could have a material adverse effect on the operating results and prospects of the Company.

     Competition.  The business of marketing  and  administering  insurance  and investment products is highly competitive. The success of the Company will depend to a significant extent on the ability of the Company's subsidiaries to compete with other marketing organizations and financial service companies that market and administer insurance and investment products, including banks, securities brokerage firms, investment advisors and other financial intermediaries marketing insurance products, annuities, mutual funds, and other retirement oriented investments. Some of these competitors have substantially greater assets, financial resources and market acceptance than Legacy.

     The Company's growth will depend largely on the efforts of Producers who are independent contractors of Legacy. Producers can voluntarily terminate their contracts with Legacy at any time. Future growth in the Company's business will depend largely upon either an increase in the productivity of existing Producers or growth in the number of productive Producers. Due to competition among insurance companies and insurance marketing organizations for successful producers, there can be no assurance that Legacy will be able to retain some or all of its top Producers.

     Dependence on Key Personnel. The Company's future operating results depend in significant part upon the continued contributions of its key personnel, including Lynda L. Regan, Chairman and Chief Executive Officer of the Company, and R. Preston Pitts, President and Secretary of the Company, each of whom would be difficult to replace. See "Management." The Company's future operating results also depend in significant part upon its ability to attract and retain qualified personnel with experience in the insurance industry that can be applied to new and existing products. The loss of any key personnel, or the failure of any key personnel to perform in his or her current position could materially and adversely affect the Company's business, financial condition and results of operations. There is significant competition for employees within the financial services industry for highly skilled and properly licensed employees required to perform functions needed by the Company in order to operate its business successfully. The failure of the Company to attract and retain skilled employees as needed, could materially and adversely affect the Company's business, financial condition and results of operations.

     Significant Control by Lynda Regan. Lynda Regan, the Chairman of the Board and Chief Executive Officer of the Company, owns approximately 43.9% of the outstanding shares of Series A Stock. Through her stock ownership, role on the Board of Directors and management position, Ms. Regan will continue to have significant influence over the affairs of the Company after the Shares being offered hereby are sold. Ms. Regan will be able to effectively elect all of the members of the Company's Board of Directors, and to approve or disapprove any action requiring shareholder approval, including adopting of amendments to the Company's Articles of Incorporation and approving or disapproving mergers or sales of all or substantially all of the assets of the Company. Ms Regan's stock ownership will make it virtually impossible for any third party to gain control of the Company through the purchase of Common Stock.

     No Compensation Committee. The Company has no compensation committee or other committee of the Board performing similar functions. The current salaries of the executive officers have been and will continue to be set by the Board of Directors. Current officers of the Company and Directors of the Board, participated in deliberations of the Board concerning executive officer compensation for fiscal 1998.

     No Public Market for Common Stock. There is currently no active public market for the shares of Common Stock. The Company intends to conduct an initial public offering or otherwise create a public market for the Common Stock. However, there can be no assurance that an active trading market for the shares of Common Stock will develop or be sustained or that the market price of the shares of Common Stock will not decline below the price paid for Shares purchased pursuant to this offering. Unless and until a market for the shares of Common Stock develops, owners of Shares may not be able to quickly liquidate their investment. This lack of an active market may significantly limit the ability to sell, and adversely affect the price of, the Shares.

     Preferred Stock. The Company may issue additional shares of Preferred Stock from time to time in one or more series and with such designations and preferences for each series as shall be stated in the resolutions providing for the designation and issue of each such series adopted by the Board of Directors of the Company. The Board of Directors is authorized by the Company's Articles of Incorporation to determine the voting, dividend, redemption and liquidation preferences and limitations pertaining to each such series. The voting and other rights of such preferred stock could adversely affect the voting power of the holders of the Company's common stock and could have certain antitakeover effects. The ability of the Board of Directors to issue preferred stock without shareholder approval could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management. The Company currently has no plans to issue any preferred stock. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its shareholders, subject to certain limitations. See "Description of Capital Stock."

     Obligation to Repurchase Stock. The Company is obligated, under various agreements, to redeem approximately 5,906,789 shares of Series A Stock and all of the shares of Series B Stock outstanding, at the option of the holders, at a price per share based on the fair market value of such stock. The redemption of all of these shares at one time or over a short period of time could have a material adverse effect on the Company.

     Discretion as to Use of Proceeds. A substantial portion of the anticipated net proceeds of this offering has not been designated for specific uses. The Company intends to use the net proceeds of this offering for some or all of the following purposes:

     o        Salaries and related benefits;
     o        Sales promotion and support;
     o        Occupancy; and
     o        Professional fees.

     The Company is not required to allocate the net proceeds of this offering for the purposes described above and, in light of future developments and circumstances, may allocate some or all of the proceeds to uses other than those described above. Therefore, our Board of Directors will have broad discretion with respect to the use of the net proceeds of this offering.

     Absence of Dividends. The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain any future earnings for funding growth and, therefore, it does not currently anticipate paying cash dividends in the foreseeable future. See "Market Price of and Dividends on the Company's Common Equity and Related Stockholder Matters."

     Dividend and Other Restrictions. The Company plans to capitalize LegacyRe using $12.0 million of the Company's investments. LegacyRe is domiciled in the State of Arizona, which limits the payment of dividends and other distributions by insurance companies. An Arizona domiciled insurer may pay ordinary dividends, but it is restricted from paying extraordinary dividends or making any other extraordinary distribution unless the insurance Company provides thirty days notice to the director of insurance and the director has not within such period disapproved such payment. Under Arizona law an extraordinary dividend or distribution includes any dividend or distribution of cash or other property whose fair market value together with that of other dividends or distributions made within the preceding twelve months exceeds the lesser of either ten percent of such insurer's surplus as regards policyholders as of the thirty-first day of December next preceding, or the net gain from appertains of such insurer, if such insurer is a life insurer, or the net investment income, if such insurer is not a life insurer, for the twelve month period ending the thirty-first day of December next preceding, but shall not include pro rata distributions of any class of the insurer's own securities. Further, state insurance laws and regulations require that the statutory surplus of an insurance company, following any dividends or distribution by such company, be reasonable in relation to its outstanding liabilities and adequate for its financial needs. There can be no assurances that the Company will receive dividends from LegacyRe or that the Company will have access to all or any part of the assets contributed to LegacyRe for use by the Company.

     Taxation. Under the Internal Revenue Code of 1986, as amended (the "Code"), income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of the products marketed by the Company a competitive advantage over other non-insurance products. From time to time, proposals are made with respect to the tax treatment of variable annuity and certain other life insurance products which, if enacted, could adversely impact the tax treatment of such products. Although sales of these products do not currently represent a significant portion of the Company's income, if the Code is revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, the business of the Company could be adversely impacted. The Company cannot predict what future initiatives the President or Congress may propose which may affect the Company.

     Year 2000. As the year 2000 approaches, a critical business issue has emerged regarding how existing application software programs and operating systems can accommodate this date value. In brief, many existing application software products in the marketplace were designed to accommodate only a two digit date position which represents the year (e.g., '95 is stored on the system and represents the year 1995). As a result, the year 1999 (i.e. '99) could be the maximum date value these systems will be able to accurately process. Management has developed, and is in the process of implementing, a plan to insure that the Company will be year 2000 compliant. Based on information currently available, management does not anticipate that the Company will incur significant operating expenses or be required to invest heavily in computer system improvements to be year 2000 compliant. However, the Company has not completed implementation of its plan. To the extent the Company's systems are not fully year 2000 compliant, there can be no assurance that potential systems interruptions or the cost necessary to update software would not have a material adverse effect on the Company's business, financial condition, results of operations and business prospects. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Year 2000.")

                                 USE OF PROCEEDS

     The purpose of the Plans is not to provide proceeds for a particular purpose but to provide incentives for Producers, members of the Company's Board of Directors ("Directors") and employees of the Company to generally promote the success of the Company's business. The net proceeds that become available to the Company upon the sale of the Shares pursuant to the exercise of Options under the Plans will be added to the general funds and are expected to be used for salaries and related benefits, sales promotion and support, occupancy, and professional fees. See "Risk Factors; Discretion as to Use of Proceeds."

                         DETERMINATION OF OFFERING PRICE

     The Option exercise prices for the Shares issuable pursuant to Options granted or to be granted under the Plans will be established by the committees which administer the Plans (see "Description of the Plans--Administration") in accordance with the terms of the Plans. The exercise price for all Options that have been granted under the Plans has been equal to, or, with respect to Incentive Stock Options granted to certain employees who own 10% or more of the Company's Common Stock, 110% of, the fair market value of the Common Stock on the date of grant of the Option as determined by the Board of Directors. The Board determines the fair market value of the Common Stock in reliance upon an independent appraisal firm which the Board engages to prepare a valuation of the Common Stock. The last valuation was prepared in July, 1998. Options granted under the plans will be granted for no monetary consideration.

                            DESCRIPTION OF THE PLANS

     The Board of Directors of the Company (the "Board") has adopted the Producer Plan and the Employee Plan. The purpose of the Producer Plan is to provide an incentive to Producers and registered representatives of LFS who market Products on behalf of the Company, by aligning the interest of such individuals with those of the shareholders of the Company. The purpose of the Employee Plan is to provide an incentive to Directors of the Company and employees of its subsidiaries, to increase their interest in the welfare of the Company, and to aid in attracting and retaining employees and Directors of outstanding ability.

     Participation/Types of Awards

     The Employee Plan provides for grants of options to purchase Shares to Directors and employees of the Company and certain of its subsidiaries. Under the Employee Plan, employees and employee-Directors of the Company and of certain of its subsidiaries may be granted incentive stock options ("ISOs") as well as non-qualified stock options ("Non-Qualified Options"). Non-employee Directors of the Company and of certain of its subsidiaries, may only be granted Non-Qualified Options under the Employee Plan. (ISOs and Non-Qualified Options collectively referred to herein as "Options.")

     The Producer Plan provides for grants of Non-Qualified Options and awards of Shares ("Awards") to Producers. ISOs may not be granted under the Producer Plan.

     Administration. Each of the Plans is administered by one or more committees (each a "Committee" and collectively the "Committees"). The Committee that administers the Producer Plan consists of Lynda L. Regan, R. Preston Pitts, and David A. Skup, each an officer of the Company. The Committee that administers the Employee Plan consists of Lynda L. Regan, R. Preston Pitts, David A. Skup, Gregory C. Egger, and H. Lynn Stafford, who collectively constitute all of the officers of the Company. In addition, a special committee consisting of Steve C. Anderson and Ute Scott Smith, each a non-employee Director of the Company and each of whom is a "disinterested person" under Rule 16b-3 of the Securities Exchange Act of 1934 (the "Exchange Act"), administers the Employee Plan for the purposes of Rule 16b-3 with respect to employees and Directors who are subject to Section 16 of the Exchange Act. Subject to the provisions of each of the Plans, the Committees have authority to (i) determine eligibility of Producers, employees and Directors to participate in the respective Plans, (ii) grant Options and Awards under the Plans, (iii) determine whether the Options granted under the Employee Plan will be Non-Qualified Options or ISOs, (iv) interpret the Plans, (v) prescribe, amend, and rescind rules and regulations relating to each of the Plans, (vi) determine the terms and provisions of written agreements evidencing the granting of Options under either of the Plans ("Option Agreement") or the granting of Awards under the Producer Plan, and (vi) make all other determinations necessary or advisable for the administration of the Plans. Any controversy or claim arising out of or related to one of the Plans shall be determined unilaterally by and at the sole discretion of the respective Committee. Any determination, decision or action of a Committee in connection with the construction, interpretation, administration, implementation or maintenance of the respective Plan shall be final, conclusive and binding upon all persons to whom an Option or Award is granted (each a "Grantee") and all persons claiming under or through any Grantee.

     Term and Termination. Each of the Plans became effective on January 1, 1998. The Board may, at any time, alter, amend, suspend, discontinue, or terminate either of the Plans, provided that no such action shall adversely affect the right of any holder of an Option or Award previously granted under either of the Plans, and provided that certain amendments to the Employee Plan are subject to the approval of the shareholders of the Company.

     Shares Subject to the Plan. The total number of Shares underlying Options to be granted during the term of the Employee Plan may not exceed 5.5 million in the aggregate, provided that approval of the shareholders of the Company is required with respect to 4.0 million of such Shares, and the total number of Shares underlying Awards and Options to be granted during the term of the Producer Plan may not exceed 9.5 million in the aggregate. In the event of any change in capitalization affecting the Shares, including without limitation, a stock dividend or other distribution, stock split, reverse stock split, recapitalization, consolidation, subdivision, split-up, spin-off, split-off, combination or exchange of shares or other form of reorganization or recapitalization, or any other change affecting the Shares, the Board shall authorize and make such proportionate adjustments to the Options, if any, as the Board deems appropriate to reflect such change.

     During the effectiveness of this offering, Options granted pursuant to the Plans to officers, Directors and direct or indirect beneficial owners of more than ten percent (10%) of the Company's equity securities shall not exceed twenty percent (20%) of the issued and outstanding shares of the Company's equity securities on the date such Options are granted.

     Payment of Exercise Price. The purchase price for Shares subject to an Option is payable upon exercise of an Option in cash or by check, bank draft or postal or express money order, or, in the discretion of the respective Committee, in shares of Common Stock.

     Termination of Producer/Employment/Director Status. Under the terms of the Producer Plan, in the event that a Grantee's status as a Producer is terminated for any reason, all options held by the Grantee which have not vested as of the date of such termination shall expire immediately, provided, that the termination of a Grantee's status as a Producer shall not affect the Grantee's rights with respect to the exercise of any options which have vested as of the date of such termination.

     Under the terms of the Employee Plan, if a Grantee is an officer or Director of the Company and such Grantee's employment with the Company or status as a Director of the Company is terminated as a result of retirement at or after age 62, or by reason of disability (as defined in the Plan) or death, all Options held by the Grantee on the date of such termination shall immediately vest and become fully exercisable provided that such Options are exercised by the earlier of 6 months after the date of termination, or the date the Option would otherwise expire, and any such Options which are not exercised during the 6-month period immediately following the date of termination shall be forfeited. If a Grantee is not an officer or Director of the Company, and such Grantee's employment with the Company is terminated as a result of retirement at or after age 62, or by reason of disability (as defined in the Plan) or death, all options held by such

Grantee that were exercisable on the date of such termination shall be exercisable by the earlier of 6 months after the date of termination, or the date the Option would otherwise expire, and any such Options which are not exercised during the 6-month period immediately following the date of termination shall be forfeited. If a Grantee's employment with the Company or status as a Director of the Company is terminated for cause (as defined in the Employee Plan), all unexercised options held by such Grantee on the date of such termination shall be forfeited. If the Grantee's employment with the Company or status as a Director is voluntarily terminated other than as a result of retirement at or after age 62, all unexercised Options held by the Grantee on the date of such termination shall be exercisable to the extent they were exercisable on the date of such termination provided that such options are exercised by the earlier of 30 days after the date of such termination, or the date such Option would otherwise expire, and any such Options which are not exercised during the 30-day period immediately following the date of such termination shall be forfeited. If a Grantee's employment with the Company or the status as a Director of the Company is terminated for any reason other than as previously set forth, only those Options which were vested and fully exercisable at the time of such termination may be exercised provided that such Options are exercised by the earlier of 3 months after the date of termination, or the date the Option would otherwise expire, and any such Options which are not exercised during the 3-month period immediately following the date of termination shall be forfeited. Any of the foregoing provisions may be altered by the Committee provided that such altered terms are reflected in the applicable Option Agreement.

     Grant Information. The Employee Plan limits the number of Shares that may be subject to ISOs granted to any individual which ISOs become exercisable for the first time during a particular calendar year. If the fair market value of Shares subject to one or more ISOs which become exercisable for the first time during a particular calender year, combined with the fair market value of shares under ISOs granted to such individual under other plans of the Company or of it subsidiaries, determined at the time of grant, exceeds $100,000, the Shares in excess of such amount will be treated as having been granted pursuant to Non-Qualified Options.

Federal Income Tax Aspects of the Plans

     Optionholders

                  Grant. There are no federal income tax consequences to the holder of an Option solely by reason of the grant of an ISO or a Non-Qualified Option under either of the Plans, provided that, in the case of a Non-Qualified Option, the Option does not have a readily ascertainable fair market value at the date of grant.

                  Exercise. The exercise of an ISO is not a taxable event for regular federal income tax purposes. However, such exercise may give rise to an alternative minimum tax liability.

                  Upon the exercise of a Non-Qualified Option, the holder of the Option will generally recognize ordinary income in an amount equal to the excess of the fair market value of the Shares at the time of exercise over the amount paid as the exercise price. The ordinary income recognized in connection with the exercise by a holder of a Non-Qualified Option will be subject to both wage and employment tax withholding.

                  The holder's tax basis in the Shares acquired pursuant to the exercise of an Option will be the amount paid upon exercise plus, in the case of a Non-Qualified Option, the amount of ordinary income recognized by the optionholder upon exercise.

                  Qualifying Disposition. If an optionholder disposes of Shares acquired upon exercise of an ISO in a taxable transaction, and such disposition occurs more than two years from the date on which the Option is granted and more than one year after the date on which the Shares are transferred to the optionholder, the optionholder will recognize long-term capital gain or loss equal to the difference between the amount realized upon such disposition and the optionholder's adjusted basis in such Shares (generally the option exercise price.)

                  Disqualifying Disposition. If an optionholder disposes of Shares acquired upon exercise of an ISO (other than in certain tax-free transactions) within two years from the date on which the ISO is granted or within one year after the transfer of the Shares to the optionholder, then at the time of disposition the optionholder will generally recognize ordinary income equal to the lesser of (a) the excess of such Shares' fair market value on the date of exercise over the exercise price paid by the optionholder or (b) the optionholder's actual gain (i.e., the excess, if any, of the amount realized on the disposition over the exercise price paid by the optionholder). If the amount realized on a taxable disposition of the Shares obtained pursuant to the exercise of an ISO exceeds the fair market value of such Shares on the date of the exercise, then the optionholder will recognize a capital gain in the amount of such excess. If the optionholder incurs a loss on such a disposition (i.e., if the amount realized is less than the exercise price paid by the optionholder), then the loss will be a capital loss. The capital gain or loss will be long-term or short term depending on whether the Shares were held for more than one year from the date such Shares were transferred to the optionholder.

                  Other Disposition. If an optionholder disposes of Shares acquired upon exercise of a Non-Qualified Option in a taxable transaction, the optionholder will recognize capital gain or loss in an amount equal to the difference between the optionholder's basis (as discussed above) in the Shares sold and the amount realized upon disposition. Any such capital gain or loss (and any capital gain or loss recognized on a disqualifying disposition of Shares acquired upon exercise of ISOs as discussed above) will be long-term or short-term depending on whether the Shares were held for more than one year from the date such Shares were transferred to the optionholder.

                  Alternative Minimum Tax. The exercise of ISOs (but not Non-Qualified Options) will generally result in an upward adjustment to the optionholder's alternative minimum taxable income ("AMTI") in the year of exercise by an amount equal to the excess, if any, of the fair market value of the Shares on the date of exercise over the exercise price. The basis of the Shares acquired, for alternative minimum tax purposes, will equal the exercise price increased by the prior upward adjustment of the taxpayer's AMTI due to the exercise of the ISO. This will result in a corresponding downward adjustment to the optionholder's AMTI in the year the Shares are disposed.

         Award Recipients

                  Grant. Upon the grant of an Award, the recipient of the Award will generally recognize ordinary income in an amount equal to the fair market value of the Shares received pursuant to the Award. The recipient's tax basis in the Shares acquired pursuant to the Award will be equal to the amount of ordinary income recognized by the recipient upon the grant.

                  Disposition. If the recipient of an Award disposes of Shares acquired pursuant to such Award in a taxable transaction, the recipient of the Award will recognize capital gain or loss in an amount equal to the difference between the recipient's basis (as discussed above) in the Shares sold and the amount realized upon disposition. Any such capital gain or loss (and any capital gain or loss recognized on a disqualifying disposition of Shares acquired upon exercise of ISOs as discussed above) will be long-term or short-term depending on whether the Shares were held for more than one year from the date such Shares were awarded.

         Consequences to the Company

                  There are no federal income tax consequences to the Company by reason of the grant of ISOs or Non- Qualified Options or the exercise of ISOs (other than disqualifying dispositions).

                  At the time the optionholder recognizes ordinary income from the exercise of a Non-Qualified Option, or an Award recipient recognizes ordinary income upon the receipt of Shares pursuant to an Award, the Company will be entitled to a federal income tax deduction in the amount of the ordinary income so recognized (as described above), provided that the Company satisfies its withholding obligations described below. To the extent the optionholder recognizes ordinary income by reason of a disqualifying disposition of the shares of Common Stock acquired upon exercise of ISOs, the Company will be entitled to a corresponding deduction in the year in which the disqualifying disposition occurs.

                  The Company will be required to report to the Internal Revenue Service any ordinary income recognized by any optionholder by reason of the exercise of a Non-Qualified Option or a disqualifying disposition of an ISO or by the recipient of an Award. The Company will be required to withhold income and employment taxes (and pay the employer's share of employment taxes) with respect to ordinary income recognized by the optionholder upon the exercise of Non-Qualified Options or a disqualifying disposition of an ISO or by the recipient of an Award.

THE FOREGOING IS A GENERAL DISCUSSION OF CERTAIN POTENTIAL MATERIAL U.S. FEDERAL INCOME TAX ASPECTS OF THE RECEIPT OF AN AWARD OR THE RECEIPT AND EXERCISE OF OPTIONS UNDER THE PLANS AND IS INCLUDED FOR GENERAL INFORMATION ONLY. THE
FOREGOING  DISCUSSION  DOES NOT TAKE  INTO  ACCOUNT  THE  PARTICULAR  FACTS  AND
CIRCUMSTANCES OR TAX STATUS OR ATTRIBUTES OF EACH GRANTEE. AS A RESULT, THE INCOME TAX CONSEQUENCES ADDRESSED IN THE FOREGOING DISCUSSION MAY NOT APPLY TO EACH GRANTEE. ACCORDINGLY, EACH GRANTEE SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE RECEIPT OF AN AWARD OR THE RECEIPT AND EXERCISE OF OPTIONS UNDER THE PLANS, INCLUDING, BUT NOT LIMITED TO, THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN SUCH LAWS.


                             BUSINESS OF THE COMPANY

Operations

     The Company is primarily engaged, through its wholly-owned subsidiary Legacy, in the design, marketing and administration of life insurance and annuity products. Through Legacy, the Company has entered into marketing agreements (the "Marketing Agreements") with American National Insurance Company ("American National"), IL Annuity and Insurance Company ("IL Annuity"), and Transamerica Life Insurance and Annuity Company ("Transamerica"), each of which is an unaffiliated company and which are collectively referred to herein as the "Carriers." American National has over $1.4 billion in capital and surplus and is rated "A++" by A.M. Best. IL Annuity has over $13 million in capital and surplus and is rated "A" by A.M. Best. Transamerica has over $560 million in capital and surplus and is rated "A+" by A.M. Best. The Company currently markets Policies written in the District of Columbia and in each state of the United States, except Alabama and New York.

     The Marketing Agreements grant Legacy the exclusive right to market certain annuity and life insurance products issued by the Carriers (the "Policies"). Under the terms of the Marketing Agreements, Legacy is responsible for the recruiting, training, and appointing of producers who have contracted with Legacy to sell the Policies. For these services, the Carriers pay Legacy marketing allowances and commissions based on the volume of Policies sold. The Carriers are also responsible for the payment to Producers of commissions on the sale of Policies. Legacy may, in its discretion, elect to pay commissions to Producers in addition to those paid by the Carriers.

     The Company currently markets the Policies through a network consisting of approximately 16,000 Producers, of whom approximately 5,000 have generated business during 1998. Each of these Producers have entered into a producer agreement with Legacy pursuant to which the services of the Producer are provided on a non-exclusive basis. These agreements may be terminated immediately by either the Producer or Legacy, with or without cause.

     Legacy's sales network is built on a multi-level structure pursuant to which Producers may sponsor other Producers. Sponsored Producers are referred to as "downline" Producers within the sponsoring Producer's "downline network." Sponsored Producers may also sponsor other Producers, creating a hierarchy under the original sponsoring Producer. The Producer contract contains a nine- level "open book" design pursuant to which a Producer may advance from one level to the next based on commission level and the size of the Producer's downline network. As a Producer advances to higher levels within the system, the Producer receives a higher commission on sales made by the Producer and the Producer's downline network. This creates a financial incentive for Producers to build a hierarchy, or downline network, of Producers, thereby contributing to their own financial growth and to the growth of the Company. Advancements to higher levels can occur as often as every three months. Producers at the highest levels are considered "Wholesalers."

     Legacy provides tools and services that assist Wholesalers with recruiting, training and support responsibilities associated with the Producers in their hierarchy. In addition, Legacy assists Producers with programs designed to increase their sales and better serve their clients. Recruiting and training programs include visual presentations, product videos and seminars, advertising material guidelines and sales flip charts. Legacy also produces product information, sales brochures, pre-approved advertisements and recruiting material.

     Legacy has also entered into insurance processing agreements (the "Processing Agreements") with each of the Carriers pursuant to which Legacy provides clerical, administrative and accounting services with respect to the Policies. Such services include billing, collecting and remitting cash on the Policies. However, all cash receipts are deposited into accounts maintained by the Carriers and all cash remitted by the Carriers to either policyholders or Legacy is paid from accounts maintained by the Carriers. For providing such services, Legacy is paid on a per transaction basis with the amount of the fee depending on the type of policy and type of service. Historically, all administrative services with respect to Policies were preformed at the Company's headquarters in Petaluma, California. However, during 1998, Legacy began performing administrative services with respect to certain Policies at facilities located in Rome, Georgia.

     In addition to Policy marketing and administration, Legacy also assists the Carriers in Policy design and development. Legacy's marketing and actuarial departments work with the Carriers to design proprietary annuity and life insurance products to be marketed by Legacy. All products marketed by Legacy include certain guarantees for the benefit of policyholders, known as Legacy's Cornerstone Guarantees, which are designed to be unique in the insurance marketplace. Legacy's Cornerstone Guarantees generally include: (i) a contractually guaranteed maximum administrative fee; (ii) multiple cash value strategies; and (iii) life insurance products providing a guarantee that the cost of insurance will be no greater than the yearly renewable term rates provided by the reinsurers of the Policies, with changes in the cost of insurance resulting solely from changes in the Policies' future experience factors.

     During 1997, American National and IL Annuity were the only insurance companies for which Legacy marketed and administered insurance products. Approximately 36.2% and 57.0% of the Company's total revenue during 1997 resulted from agreements with American National and IL Annuity, respectively. For the nine months ended September 30, 1998, approximately 13.1% and 81.2% of the Company's total revenue resulted from agreements with American National and IL Annuity, respectively. During the third quarter of 1998, Legacy began earning revenues from its agreements with Transamerica.

     Neither the Marketing Agreements nor the Processing Agreements prevent Legacy from entering into similar arrangements with other insurance companies. However, the Marketing Agreements prevent Legacy from marketing products which are similar, in the case of American National and IL Annuity, or the same, in the case of Transamerica, to those being offered under the respective Marketing Agreement. In addition, under the terms of the Marketing Agreements with American National and IL Annuity, Legacy is obligated to give American National and IL Annuity the opportunity to participate in the marketing of any new products developed by Legacy.

     The Marketing and Processing Agreements with American National and IL Annuity expire on March 31, 1999, and December 31, 2005, respectively but may be renewed by mutual agreement for successive one year terms. These Agreements may be terminated by either party upon 180 days notice without cause, and may be terminated by either party immediately for cause. In addition, the Marketing Agreements with American National and with IL Annuity will terminate automatically at the end of any calendar quarter upon failure of Legacy to meet certain quarterly minimum production requirements for two successive calendar quarters. The Marketing and Processing Agreements with Transamerica do not have a fixed term but may be terminated by either party upon twelve months notice without cause, and may be terminated by either party immediately for cause.

     Through its wholly-owned broker-dealer subsidiary, Legacy Financial Services, Inc. ("LFS"), the Company engages in the offering and sale of variable annuity and life insurance products, mutual funds and debt and equity securities on a fully disclosed basis. LFS has entered into agreements (the "Agreements") with various entities pursuant to which LFS has a non-exclusive right to solicit sales of these investment products offered by such entities through its network of independent representatives and to provide certain marketing and administrative services in order to facilitate sales of such products. Under the Agreements, the Company is compensated based upon pre-determined percentages of production. The Agreements may be terminated by any party upon 30 days written notice. Sales of products pursuant to the Agreements began during the first quarter of 1996.

     On July 8, 1998, Legacy Reinsurance Company ("LegacyRe"), a wholly-owned subsidiary of the Company, was incorporated in the State of Arizona. LegacyRe is in the process of obtaining approval from the Arizona Department of Insurance to engage in the reinsurance business; accordingly, LegacyRe has conducted no business to date. Upon receipt of approval of the Arizona Department of Insurance, LegacyRe may enter into one or more reinsurance agreements with IL Annuity to reinsure annuity and life insurance products. LegacyRe may also enter into subsequent agreements with other companies to reinsure their annuity, life insurance and disability products. It is contemplated that the Company will initially capitalize LegacyRe with a contribution of up to $12.0 million of the Company's investment assets.

Competitive Business Conditions

     The life insurance and annuity business is highly competitive. The Company faces competition from various companies and organizations, including banks, securities brokerage firms, investment advisors and other financial intermediaries marketing insurance products, annuities, mutual funds, and other retirement oriented investments. Some of these competitors have substantially greater assets, financial resources and market acceptance. The Company's distribution system relies on independent insurance Producers to be able to effectively market its products competitively. Maintaining relationships with Producers requires getting new products to the market in an efficient and timely manner, offering competitive commission schedules, and providing superior marketing training and support.

Regulatory Environment

     Legacy is licensed as an insurance agency and/or a third party administrator in several of the United States and, accordingly, is subject to regulation by the various states' Departments of Insurance. As a result of being licensed as an insurance agency, Legacy is subject to regulations regarding residency requirements, record maintenance, qualifications of its agents and employees, and payments of commissions. As a result of being licensed as a third party administrator, Legacy is subject to regulation regarding receipt of payments from insureds, record maintenance, approval of advertising, premium collection and payment of claims, compensation, and disclosure of charges and fees and delivery of materials to insureds.

     Increased national attention has forced the National Association of Insurance Commissioners and state insurance departments to re-examine existing laws and regulations affecting insurance companies, especially those involving insurance company solvency, marketing practices, and investment policies. The Company has responded to the increased scrutiny over the marketing of insurance products by instituting strict advertising guidelines, generating consistent marketing materials and testimonies addressing appropriate marketing practices, and including this topic in its bi-annual Wholesaler meetings. While the Company itself is not an insurance company, changes in the regulatory environment which affect the insurance companies with which it contracts can impact its operations.

     LFS is registered as a broker-dealer with, and is subject to regulation by, the SEC and is a member of the NASD. LFS is also registered as a fully disclosed broker-dealer in several states. As a result of federal and state broker-dealer registration and SRO memberships, LFS is subject to overlapping schemes of regulation which cover many aspects of its securities business. Such regulations cover matters including capital requirements, record keeping and reporting requirements, supervisory and organizational procedures intended to assure compliance with securities laws and to prevent the improper trading on material nonpublic information, employee-related matters, including qualification and licensing of supervisory and sales personnel, and rules of the SROs designed to promote high standards of commercial honor and just and equitable principles of trade. A particular focus of the applicable regulations concerns the relationship between broker-dealers and their customers. As a result, many aspects of the broker-dealer customer relationship are subject to regulation, including in some instances "suitability" determinations as to certain customer transactions, limitations in the amounts that may be charged to customers, and disclosures to customers. LFS is in full compliance with all applicable capital and other regulatory requirements.

     Compliance with many of the regulations applicable to the Company involves a number of risks, particularly because applicable regulations in a number of areas may be subject to varying interpretation. Regulators make periodic examinations and review annual, monthly and other reports on the Company's operations and financial condition. In the event of a violation of or non-compliance with any applicable law or regulation, governmental regulators and SROs may institute administrative or judicial proceedings that may result in censure, fine, civil penalties (including treble damages in the case of insider trading violations), criminal penalties, the issuance of cease-and-desist orders, the deregistration or suspension of the non-compliant broker-dealer, the suspension or disqualification of the broker-dealer's officers or employees, and other adverse consequences. Such violations or non-compliance could also subject the Company, and/or its employees to civil actions by private persons. Any governmental, SRO or private proceeding alleging violation of or non-compliance with laws or regulations could have a material adverse effect upon the Company's business, financial condition, results of operations and business prospects.

Employees

     As of September 30, 1998, the Company had approximately 354 full-time equivalent employees. None of the employees of the Company is covered by a collective bargaining agreement, and the Company believes that its employee relations are satisfactory.

Property

     The Company currently leases approximately 43,000 square feet of office space in Petaluma, California at which the Company's headquarters are located. Notice of termination of the lease for this space was given on September 11, 1998, to be effective in March, 1999. The Company has entered into a lease for approximately 72,000 square feet of office space in Petaluma, California into which the Company intends to move its headquarters upon vacating the space it currently leases. This lease expires in April, 2009, subject to extension, at the option of the Company, for two additional terms of five years each. The Company also currently leases approximately 30,500 square feet of office space in Rome, Georgia. This lease expires in December, 2002, unless the Company exercises its option to extend the lease for a period of three years. Management believes that existing and planned office space is and will continue to be adequate for the Company's operations for the foreseeable future.

Legal Proceedings

     As a professional services firm engaged in marketing and servicing life insurance and annuity products, the Company encounters litigation in the normal course of business. Management is not aware of any material exposure to the Company resulting from such litigation. Legacy recently settled a lawsuit brought in the State of Alabama. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

Available Information

     The Company has filed with the SEC a Registration Statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") pursuant to the provisions of the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, for the registration of the Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Shares offered hereby, reference is made to the Registration Statement, including exhibits thereto and financial statements and notes filed as a part thereof. Statements made in this Prospectus concerning the contents of any contract or other document are not necessarily complete. With respect to each such contract or other document filed with the SEC as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed by the Company with the SEC may be inspected at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, the SEC maintains a Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     The Company is currently subject to the informational requirements of the Exchange Act. So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the reports and other information required thereby to the Commission. The Company intends to furnish the holders of the Shares with annual reports containing, among other information, audited consolidated financial statements reported upon by an independent public accounting firm. The Company also intends to furnish such other reports as it may determine or as may be required by law.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected summary consolidated financial data for the Company for the years ended December 31, 1997, 1996, 1995, and 1994 and the five month period ended December 31, 1993 have been derived from financial statements audited by PricewaterhouseCoopers, LLP, independent certified public accountants, whose report with respect to their audits of the financial statements as of December 31, 1997 and 1996, and for the three years ended December 31, 1997, is included elsewhere in this Prospectus. The data presented for the nine month periods ended September 30, 1998 and 1997 are derived from unaudited financial statements presented elsewhere in the this Prospectus and, in the opinion of management, fairly reflect the consolidated results of operations and the consolidated financial condition of the Company for such periods. The summary consolidated financial data set forth below should be read in conjunction with the consolidated financial statements of the Company and notes thereto and the other financial information, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere herein. The results of operations for interim periods are not necessarily indicative of results that may be expected for a full year or any other interim periods.


                                                                                                                          Five
                                             Year Ended         Year Ended        Year Ended         Year Ended       Months Ended
                                            December 31,       December 31,      December 31,       December 31,      December 31,
                                                1997               1996              1995               1994            1993 (2)
                                                ----               ----              ----               ----            --------

Selected Income Statement Data:

  Total Income                                $ 22,581,075       $ 18,237,528      $ 17,153,947       $  7,683,791     $   1,627,210
  Net Income Before Extraordinary Item           3,150,454          2,714,495         4,858,620          5,085,866           473,187
  Earnings Per Share - basic                           .12                .10               .18                .21               .02
  Earnings Per Share - diluted                         .12                .10               .18                .21               .02

Selected Balance Sheet Data:

  Total Assets                                $ 19,280,941       $ 15,424,902      $ 12,304,801       $  6,860,778     $   2,128,057
  Total Non Current Liabilities                    281,894            316,741           304,557            130,146         1,136,321
  Total Liabilities                              3,621,380          2,519,866         1,762,924          1,287,425         2,199,685
  Redeemable Common Stock                       11,842,651         12,343,001        12,682,750         12,696,412        12,696,412
  Shareholders' Equity (Deficit)                 3,816,910            562,035        (2,140,873)        (7,123,059)    $(12,768,040)
  Cash Dividends declared                                -                  -                 -                  -                 -

Selected Operating Data:

  Total Premium Placed Inforce(1)             $777,300,000       $626,800,000      $620,000,000       $339,000,000     $  30,000,000
  Total No. of Policies Placed Inforce(1)           15,060             11,144            12,167              6,118               313





                                           Nine Months Ended        Nine Months Ended
                                           September 30, 1998      September 30, 1997

Selected Income Statement Data:

  Total Income                               $   34,379,973         $    15,408,704
     Net Income Before Extraordinary Item         7,292,192               1,767,510
     Earnings Per Share - basic                         .27                     .07
     Earnings Per Share - diluted                       .27                     .07

   Selected Balance Sheet Data

     Total Assets                            $   31,183,002
     Total Non Current Liabilities                  514,171
     Total Liabilities                            8,534,874
     Redeemable Common Stock                     11,462,963
     Shareholders' Equity                        11,185,165
     Cash Dividends Declared                             --

(1) Inforce premium and policies are actually statistics of the Carriers but represent factors which directly affect the Company's revenue.

(2) Operating statements are for the five months ended December 31, 1993. See discussion at "Financial Statements and Supplementary Data," Notes to the Consolidated Financial Statements, Note 1(a).

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Results of Operations

     Year Ended December 31, 1997 Compared to Year Ended December 31, 1996 and Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Summary--The Company's net income increased approximately $436,000, or 16.1%, in 1997 compared to 1996. This increase is attributable primarily to increases in income resulting from increases in premium placed inforce for the Carriers. From 1995 to 1996, however, net income decreased approximately $2.1 million, or 44.1%, due primarily to increases in expenses to accommodate actual and anticipated increases in sales, as discussed below.

     Income--The Company's major sources of income are marketing allowances, commission income and administrative fees from sales and administration of annuity and life insurance products on behalf of the Carriers. Levels of marketing allowances and commission income are directly related to the volume of sales of such products. Administrative fees are a function not only of product sales, but also administration of policies inforce and producer appointments. Total income increased approximately $4.3 million, or 23.8%, in 1997 compared to 1996, and increased approximately $1.1 million, or 6.3%, in 1996 compared to 1995. These increases are attributable primarily to increases in sales volume, as discussed below.

     Marketing   allowances   and   commission   income,   combined,   increased
approximately $3.7 million, or, 25.7%, in 1997 from 1996 and increased approximately $633,000, or 4.6%, in 1996 from 1995. These increases are due primarily to increases in the volume of sales by the Company's distribution network for the Carriers. Premium placed inforce for the Carriers totaled approximately $777.3 million, $626.8 million, and $620.0 million in 1997, 1996, and 1995, respectively. This represented a 24.0% increase from 1996 to 1997 and a 1.2% increase from 1995 to 1996. Also contributing to the increases in income were shifts in both 1997 and 1996 to sales of products which yield higher marketing allowances and commission income.

     Administrative fees increased approximately $468,000, or 14.9%, in 1997 compared to 1996, and increased approximately $104,000, or 3.4%, in 1996 compared to 1995. These increases are due primarily to increases in the number of policies sold and administered during the respective periods and to a shift in policies administered to those which generate higher administrative fees.

     In 1997, the Company marketed and administered insurance products for only two Carriers, American National and IL Annuity. In 1997, approximately 36.2% and 57.0% of the Company's total revenue resulted from agreements with American National and IL Annuity, respectively, compared to approximately 87.5% and 5.9%, respectively, in 1996. This shift in income from American National to IL Annuity is attributable primarily to favorable market acceptance of IL Annuity's products.

     Savings and investment income primarily represents earnings from investments in marketable securities. Such earnings decreased approximately $31,000, or 4.3%, in 1997 from 1996, and increased approximately $376,000, or 106.3%, in 1996 from 1995. These fluctuations are attributed primarily to changes in the amount of assets invested.

     Seminar income consists of attendance fees and sales of educational materials related to educational seminars held by the Company. The seminars are designed to stimulate sales of life insurance products through the training of Producers in current estate planning concepts and were first sponsored by the Company in 1997.

     Expenses--Total expenses increased approximately $3.6 million, or 25.9%, in 1997 compared to 1996 and increased approximately $3.3 million, or 31.7%, in 1996 compared to 1995. These increases are attributable primarily to increases in compensation, sales promotion and support, and occupancy expenses, as discussed below.

     As a service organization, the Company's primary expenses are salaries and related employee benefits. These expenses increased approximately $2.3 million, or 27.4%, in 1997 from 1996, and increased approximately $2.0 million, or 31.3%, in 1996 from 1995. These increases resulted from increases in the average number of full-time equivalent employees, which rose to 184 in 1997, from 151 in 1996 and 108 in 1995. These increases in employment are largely attributable to preparation for and accommodation of increases in sales of insurance products. Salaries and benefits also increased in 1997 and 1996 due to the addition of personnel at higher pay levels and due to scheduled pay increases for existing employees.

     Sales promotion and support expense consists primarily of costs related to the Company's annual national sales conventions and to various sales training activities. Also included in sales promotion and support expense is the cost of designing and printing sales brochures for use by Producers. It is expected that these expenses will continue to be a major element of the Company's cost structure, as attendance at the national sales conventions increases, as the number of Producers marketing products for the Company increases, and as new products are introduced. This expense increased approximately $333,000, or 14.9%, in 1997 from 1996, due primarily to increased Producer support costs associated with higher sales volume, as discussed above, and increased approximately $869,000, or 63.8%, in 1996 from 1995, due primarily to higher costs associated with the Company's 1996 annual sales convention.

     Occupancy expense increased approximately $244,000, or 37.9%, in 1997 from 1996, and increased approximately $88,000, or 15.8%, in 1996 from 1995. These increases are due primarily to increases in facilities rent expense resulting from the Company's leasing additional office space in November, 1996, and to overall increases in telephone and other utilities expenses which correspond with increases in sales volume and employment, as discussed above.

     Depreciation and amortization expense increased approximately $171,000, or 36.5%, in 1997 from 1996 and increased approximately $99,000, or 26.6%, in 1996 from 1995. These increases are due primarily to acquisitions of fixed assets in 1997 and 1996. Such acquisitions were necessary to improve newly leased office space and to accommodate increases in employment, as discussed above.

     Nine Month Period Ended September 30, 1998 Compared to Nine Month Period Ended September 30, 1997

     Summary--The Company's net income for the nine months ended September 30, 1998 increased approximately $5.5 million, or 312.6%, compared with the corresponding period in 1997. This increase is attributable primarily to increases in sales volume, as discussed below.

     Income--For the nine months ended September 30, 1998, total income increased $19.0 million, or 123.1%, over the corresponding nine month period in 1997. This increase resulted primarily from increases in sales volume, as discussed below.

     Marketing allowances and commission income, combined, increased approximately $16.3 million, or 133.0%, for the nine month period ended
September 30, 1998, compared with the nine month period ended September 30, 1997. This increase is due primarily to increases in volume of sales by the Company's distribution network on behalf of the Carriers. Premium placed in force for the Carriers totaled approximately $1.2 billion during the nine months ended September 30, 1998, compared to $526.0 million during the same period in 1997, representing an increase of 131.1%. Also contributing to the increase in income during the first nine months of 1998 was a shift in sales mix to sales of products which yield higher marketing allowances and commission income.

     For the nine months ended September 30, 1998 administrative fees increased approximately $2.4 million, or 93.7%, over the corresponding period in 1997. This increase is due primarily to increases in the number of policies sold and administered and to a shift in policies administered to those which generate higher administrative fees.

     For the nine months ended September 30, 1998, approximately 13.1% and 81.2% of the Company's total revenue resulted from agreements with American National and IL Annuity, respectively. On May 29, 1998, the Company entered into marketing and administrative agreements with Transamerica.

     Expenses--Total expenses increased approximately $9.8 million, or 79.2%, during the nine months ended September 30, 1998, compared to the corresponding nine months of 1997. This increase is attributable primarily to increases in compensation, sales promotion and support, supplies, and travel and entertainment expenses and to accrual for settlement of a legal matter as discussed below.

     Salaries and related employee benefits increased approximately $4.8 million, or 62.6%, in the first nine months of 1998, compared to the same period in 1997. This increase resulted primarily from increases in the average number of full-time equivalent employees, which rose to 278 during the nine months ended September 30, 1998, compared with 179 during the nine months ended September 30, 1997. This increase in employment was necessary to accommodate increases in sales volume, as discussed above. Salaries and benefits also increased in the first nine months of 1998 due to the addition of personnel at higher pay levels and to scheduled pay increases for existing employees.

     Sales promotion and support expense increased approximately $2.2 million, or 128.4%, for the nine months ended September 30, 1998, as compared with the corresponding period in 1997, due primarily to an increase in the accrual of costs associated with the Company's national sales conventions and to increased anticipated attendance at such conventions, as well as increased commissions paid to Producers by the Company.

     Professional fees increased approximately $389,000, or 75.3%, for the nine month period ended September 30, 1998 as compared with the corresponding period in 1997. These increases are primarily the result of consulting fees related to various information systems projects and increased legal fees associated with the settlement of the litigation described in the footnotes to Financial Statements.

     Stationery and supplies expense increased approximately $292,000, or 108.4%, for the nine months ended September 30, 1998, as compared with the corresponding period in 1997. This increase is primarily the result of additional supplies necessary to support the increased volume of business and increased number of employees, as described above.

     Travel and entertainment increased approximately $251,000, or 127.4%, for the nine months ended September 30, 1998, as compared with the corresponding period in 1997. This increase is due to increased travel duties and responsibilities of the Company's marketing department, travel related to the implementation of the carrier relationship with Transamerica, as discussed above, and to travel related to set-up and training for an east coast service center which became operational in July, 1998.

  Recent Developments

     As a result of the Company vacating its current office space in Petaluma California (see "Business of Company Property"), management anticipates that increased depreciation expenses of approximately $700,000 attributable to abandoned leasehold improvements will be recognized ratably during the fourth quarter of 1998 and the first quarter of 1999. In conjunction with the leasing of additional office space that the Company will began to occupy 1999, management anticipates that capital expenditures of approximately $1.7 million will be made in 1999 for leasehold improvements, furniture and fixtures.

     Sales of Transamerica annuity products commenced in the third quarter of 1998.

  Liquidity and Capital Resources

     The Company's ability to mobilize its assets remained strong at December 31, 1997, with cash and short-term investment grade debt securities representing 66.8% of the Company's total assets (73.7% as of September 30, 1998). The Company's principal needs for cash are for operating expenses, the purchase of computer hardware and software, leasehold improvements, acquisitions of furniture and fixtures to accommodate new employees, support to growth in operations, funding continued product development and potential strategic acquisitions, and as a reserve to cover possible redemptions of certain of the Company's common stock, which is redeemable at the option of shareholders under various agreements with the Company. The Company generally utilizes cash from operations to fund its needs for cash. The Company generated cash from operating activities of approximately $4.6 million and $11.7 million for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively. The Company used approximately $1.3 million and $8.6 million of net cash for investment activities for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively, and approximately $348,000 and $267,000 of cash for redemptions and retirement of Common Stock for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively. In 1997, and in the first nine months of 1998, redemption requests received by the Company were not material in amount, either individually or in the aggregate, and the Company believes that its liquid assets are sufficient to meet anticipated requests for redemption. In the unlikely event that all redeemable shares were presented for redemption, the Company believes that such demands could be met by reserves on hand. At December 31, 1997 and September 30, 1998, the redemption value of redeemable common stock was approximately $5.9 million and $8.0 million, respectively (see " Financial Statements and Supplementary Data," Notes to Consolidated Financial Statements,
Note 9).The Company's future cash flows available to fund operations will depend primarily on the level of sales of annuity and life insurance products and upon the Company's ability to control operating expenses in relation to demand placed upon the organization from increased sales.

     In order to fund LFS during the start-up phase, the Company has committed to make sufficient contributions to support LFS's operations and to ensure LFS's compliance with financial regulatory requirements through December, 1998. Such contributions totaled $330,000 in 1997 and $225,000 in the first nine months of 1998.

     The Company plans to contribute up to $12.0 million of its investment assets to capitalize LegacyRe. Once LegacyRe begins operations, it will be subject to a number of regulatory restrictions on its minimum capitalization and ability to provide dividends or other distributions. (See "Risk Factors - Dividend and Other Restrictions")

     Management intends to continue to retain any earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future. As a result, management anticipates that cash and investments will continue to represent a high percentage of total assets. Management believes that existing cash and investment balances, together with cash flows from operations, will provide sufficient funding for the foreseeable future.

  Year 2000

     As the year 2000 approaches, a critical business issue has emerged regarding how existing application software programs and operating systems can accommodate this date value. In brief, many existing application software products in the marketplace were designed to only accommodate a two digit date position which represents the year (e.g., '95 is stored on the system and represents the year 1995). As a result, the year 1999 (i.e. '99) could be the maximum date value these systems will be able to accurately process. Management has developed and is in the process of implementing a plan to insure that the Company will be year 2000 compliant. This plan consists of the following four stages: (i) conducting an inventory of all hardware, software and support systems; (ii) assessing whether such hardware, software and support systems are year 2000 compliant; (iii) correcting or replacing any non-compliant hardware, software and support systems; and (iv) testing to ensure that all corrections or replacements made pursuant to the third phase of the plan are functioning properly. The first two stages of this plan have been completed and management anticipates that the last two stages will be completed by March 31, 1999. The Company is also working closely with significant customers and vendors to ensure that their systems will be fully year 2000 compliant. Based on information currently available, Management does not anticipate that the Company will incur significant operating expenses or be required to invest heavily in computer system improvements to be year 2000 compliant, however, as noted, the Company has not completed implementation of its compliance plan. To the extent the Company's systems are not fully year 2000 compliant, there can be no assurance that potential systems interruptions or the cost necessary to update software would not have a material adverse effect on the Company's business, financial condition, results of operations and business prospects.

                                   MANAGEMENT

   Directors and Executive Officers

   Directors

     The following are the Directors of the Company:


   Name                             Principal Occupation                                         Director Since

   Lynda L. Regan          Ms. Regan, born in 1948, has served as Chairman                             1990
                           and Chief Executive Officer of the Company since 1992. She was
                           Senior Vice President and Treasurer from 1990 to 1992.

   Steve C. Anderson       Mr. Anderson, born in 1948, has been a partner in                           1990
                           Hoalst Anderson, an independent insurance agency, since 1983.
                           He is a member of the National Association of Life Underwriters and CLU Society.

   R. Preston Pitts        Mr. Pitts, born in 1951, has served as President                            1995
                           and Secretary of the Company since February 1997, and as Chief
                           Operating Officer of the Company since April, 1998, and he served as Chief Financial Officer of the Company from 1994 to
                           July 1997. Prior to joining the Company, he owned Pitts
                           Company, a CPA firm specializing in services for insurance companies, served as financial officer for United Family Life
                           Insurance Company and American Security Insurance Group,
                           both Fortis-owned companies, and was Audit Manager for Ernst
                           & Young.

   Ute Scott-Smith         Ms. Scott-Smith, born in 1960, served as Senior                             1997
                           Vice-President of the Company from 1990 to April of 1997.


   Executive Officers

     In addition to the Directors who serve as executive officers of the Company and who are identified above, the following individuals serve as executive officers of the Company:

     H. Lynn Stafford served as Vice President of Operations of the Company from 1995 to July, 1997, and as Information Systems Officer since August, 1997. Prior to that time, he served as Chief Operations Officer for Lincoln Liberty Life Insurance Company and First Delaware Life Insurance Company.

     Gregory Egger has served as Chief Marketing Officer of the Company since August, 1997. Prior to that time, Mr. Egger was Executive Vice President for American Security Group.

     David A. Skup has served as Chief Financial Officer of the Company since July, 1997. Previously, Mr. Skup was Vice President in charge of Internal Audit for Independent Insurance Group, Inc. and was Senior Audit Manager for Deloitte, Haskins & Sells.

                             EXECUTIVE COMPENSATION

   Executive Compensation

                           Summary Compensation Table

                               Annual Compensation

                                                                                                             All Other
   Name and Position                Year       Annual Salary       Annual Bonus (1)         Other          Compensation
   -----------------                ----       -------------       ----------------        -------        -------------
Lynda L. Regan,                     1998        $ 435,781            $ 249,612             $  5,000(2)       $
Chief Executive Officer                                                                      16,824(4)
                                    1997          407,712              167,916                4,750(2)           -----
                                                                                             16,825(4)
                                    1996          408,894               52,290                4,750(2)           -----
                                                                                             16,824(4)

R. Preston Pitts,                   1998        $ 336,211            $ 205,175             $  5,000(2)       $   -----
President and Chief                 1997          300,000              149,916                4,750(2)           -----
Operating Officer                   1996          300,000               72,290                4,750(2)           -----


Gregory C Egger, (3)                1998        $ 232,788            $ 124,868             $  5,000(2)       $   -----
Chief Marketing Officer             1997           77,885               52,046                 -----

David A. Skup, (3)                  1998        $ 167,254            $  95,426             $  5,000(2)       $   -----
Chief Financial Officer             1997           60,577               20,661                 -----

H. Lynn Stafford,                   1998        $ 155,192            $ 109,835             $  5,000(2)       $   -----
Information Systems Officer         1997          139,231               73,416                4,750(2)           -----
                                    1996          130,059               31,790                4,750(2)           -----

Ute Scott-Smith, (5)                1997        $  66,754            $  -----              $  4,750(2)       $   -----
Senior Vice President               1996          177,318               47,290                4,750(2)           -----


(1)  Includes bonuses in the year in which they were earned.
(2) The Company matches contributions made to its 401(k) plan at a rate of $.50 for every $1.00 deferred, up to 6% of total annual salary.
(3) Mr. Skup and Mr. Egger were elected officers of the Company in July, 1997, and August, 1997, respectively.
(4) The Company pays interest on debt related to a split dollar life insurance policy under which Ms. Regan is the beneficiary.
(5) Ms. Scott-Smith resigned effective April 4, 1997, and became a Director in August, 1997.


Director Compensation

     The Company compensates outside Directors for attending Board and committee meetings at $2,000 per meeting. Currently, Steve C. Anderson and Ute Scott-Smith are the only outside Directors of the Company. The other Directors are otherwise employed by the Company and are not compensated for serving as Directors or attending Board or committee meetings.

Compensation Committee Interlocks and Insider Participation

     The Company does not have a compensation committee. The Board of Directors determines the compensation of executive officers. Lynda Regan serves the Company as its Chief Executive Officer. R. Preston

Pitts serves the Company as its President and Chief Operating Officer. Ms. Regan and Mr. Pitts both also serve on the Company's Board of Directors, Ms. Regan as its Chairman.

     The executive officers of the Company do not serve as directors or members of the compensation committee of any entity whose executive officers serve on the Company's Board of Directors.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table shows the number of shares and the percentage of the shares of the Company's Series A Stock beneficially owned by each of the Directors and executive officers of the Company as of October 31, 1998. No Director or officer owns any shares of Series B Stock.


Name                       Position                            Total              Percent

Lynda L. Regan             Chairman  of the Board &
                           Chief Executive Officer            11,358,222             43.9%
R. Preston Pitts           Director, President &
                           Chief Operating Officer               800,000              3.0%
Ute Scott-Smith            Director                              441,739              1.7%
Steve C. Anderson          Director                               69,714                 *

     Directors and
     officers as a group                                      12,669,675             49.0%


     *Indicates that the percentage of the outstanding shares beneficially owned is less than one percent (1%).

     The Company knows of no person who is the beneficial owner of more than five percent of any class of the Company's outstanding Common Stock other than Lynda L. Regan, Chairman and Chief Executive Officer of the Company, whose ownership is listed above.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company paid Ashley A. Penney, a Director until August, 1997, $133,113 for services provided as a human resource consultant during 1997.

     In May of 1998, the Company entered into a Shareholder's Agreement with Lynda Regan and certain other individuals. Under the terms of this agreement, in the event of the death of Ms. Regan, the Company shall repurchase from Ms. Regan's estate all shares of Common Stock that were owned by Ms. Regan at the time of her death or were transferred by her to one or more trusts prior to her death. The purchase price to be paid by the Company shall be equal to 125% of the fair market value of the shares. The Company maintains an insurance policy on the life of Ms. Regan in the face amount of $14,000,000 to offset any obligations arising out of Ms. Regan's death.

     All future transactions with affiliates will be made or entered into on terms that are no less favorable to the Company than those that can be obtained from an unaffiliated third party. All future transactions with affiliates and the forgiveness by the Company of any affiliate's indebtedness must be approved by a majority of the independent, disinterested Directors, who do not have an interest in the transaction and who have access, at the Company's expense, to the Company's or independent counsel.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's total authorized capital stock consists of 100,000,000 shares of Common Stock, which is divided into one or more series, and 100,000,000 shares of preferred stock ("Preferred Stock"). There are currently two series of Common Stock authorized, Series A Stock of which 45,000,000 shares are authorized and 25,852,102 shares were outstanding as of October 31, 1998, and Series B Stock of which 615,242 are authorized and 600,398 shares were outstanding as of October 31, 1998. All of the outstanding shares of Series A Stock and Series B Stock are fully paid and non-assessable. Shareholders do not have pre-emptive rights to purchase additional shares of Common Stock. There are no shares of Preferred Stock currently outstanding. The Company will not offer preferred stock unless the issuance of such preferred stock is approved by a majority of the Company's independent, disinterested Directors who do not have an interest in the transaction and who have access, at the Company's expense, to the Company's or independent legal counsel.

     Each share of Series A Stock and Series B Stock is entitled to one vote at shareholders' meetings. Holders of shares of Series A Stock and Series B Stock vote as one class with holders of each other series of Common Stock upon any matter submitted to a vote of shareholders of the Company, except with respect to those matters which would adversely affect the holders of one series of Common Stock in a different manner than other series of Common Stock. A majority of shares of Common Stock eligible to vote at a meeting constitutes a quorum for voting purposes. Pursuant to Section 708 of the California Corporations Code, in the election of Directors, each shareholder may cumulate his or her votes and give any one candidate a number of votes to which the shareholder's shares are entitled, or may distribute such votes among as many candidates as the shareholder may determine. However, no shareholder will be entitled to cumulate votes unless such candidates names have been placed in nomination prior to the voting and at least one shareholder has given notice at the meeting prior to the voting of intent to cumulate votes.

     Holders of Series A Stock and Series B Stock are entitled to receive distributions out of any funds legally available therefor, payable pro rata based on the total aggregate number of shares of such series held to the total number of shares of Common Stock then outstanding. No distribution may be made to the holders of any series of Common Stock unless such distribution is also made, on a pro rata basis, to the holders of each other series of Common Stock then outstanding.

     The Board may, without further action by the shareholders, issue shares of Preferred Stock in such series and amounts and under such terms and conditions as the Board shall decide. The Board may also, without further action by the shareholders, issue additional series of Common Stock in such amounts and under such terms and conditions as the Board shall decide The Board has no current intention to issue any series of Preferred Stock or any additional series of Common Stock. Prior to December 31, 1992, the Company issued 5,935,094 shares of Series A Stock (the "Redeemable Series A Stock") at prices ranging from $1.00 to $2.25 per share. The Redeemable Series A Stock was issued in accordance with the terms of the 701 Asset Accumulator Program (the "701 Plan") between the Company, its Producers and employees, and the Confidential Private Placement Memorandum and Subscription Agreement (the "Subscription Agreement") between the Company and certain accredited investors. Under the terms of the 701 Plan and the Subscription Agreement, the Redeemable Series A Stock may be redeemed at the option of the holder after being held for two consecutive years, at a redemption price based on current market value, subject to the Company's ability to make such purchases under applicable corporate law. In connection with a merger in 1991 between the Company and LifeSurance Corporation, a wholly-owned insurance subsidiary of the Company with no current ongoing operations, 615,242 shares of B Stock (the "Redeemable Series B Stock") were authorized and issued in exchange for all of the outstanding stock of LifeSurance Corporation. Pursuant to the Agreement and Plan of Merger, the Redeemable Series B Stock is subject to redemption at the option of the holder in quantities of up to 10% per year, at a redemption price based on current market value, provided that the redemption is in accordance with applicable corporate law. As of September 30, 1998, 5,306,391 shares of Redeemable Series A Stock and 600,398 shares of Redeemable Series B Stock remained outstanding.

     The transfer agent and registrar for the shares of Common Stock will be Harris Trust Company of California.

          MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

     There is no established public trading market for the Company's stock. As of October 31, 1998 the Company's Series A Stock was held by approximately 1,500 shareholders of record. As of October 31, 1998 the Series B Stock was held by approximately 9,800 shareholders of record.

     The Board may, at its sole discretion, declare and pay dividends on common stock, subject to capital and solvency restrictions under California law. The Company's ability to pay dividends is dependent on the ability of its subsidiaries to pay dividends or make other distributions to the Company. To date, the Company has not paid any dividends on its Common Stock, and the Company does not anticipate paying any dividends on its outstanding Common Stock in the foreseeable future.

                              PLAN OF DISTRIBUTION

     The Options and Shares being offered hereby may be granted or sold pursuant to the Plans either (i) by employees of the Company, or its subsidiaries, who have other duties in connection with the business of the Company or its subsidiaries in those jurisdictions where it is authorized to do so or (ii) through its wholly-owned broker-dealer subsidiary Legacy Financial Services, Inc. ("LFS"). Neither such employees nor LFS will receive a commission or other compensation in connection with the offer and sale of the Options or the Shares being offered hereby. The Company has agreed to indemnify LFS against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

     The validity of the Options and the Shares offered hereby will be passed upon for the Company by LeBoeuf, Lamb, Greene & MacRae, L.L.P., Washington, D.C., a limited liability partnership including professional corporations.

                                     EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1997 and 1996 and the consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers, LLP, independent public accountants, given on the authority of said firm as experts in auditing and accounting.

                          INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants............................................F-2

Consolidated Balance Sheets as of December 31, 1997 and 1996.................F-3

Consolidated Income Statements For the Years Ended
  December 31, 1997, 1996, and 1995..........................................F-4

Consolidated Statements of Shareholders' Equity..............................F-5

Consolidated Statements of Cash Flows For the Years Ended
  December 31, 1997, 1996, and 1995..........................................F-6

Notes to Consolidated Financial Statements...................................F-7

Consolidated Balance Sheets as of September 30, 1998 (unaudited)............F-17

Consolidated Income Statements For the Nine Months Ended
  September 30, 1998 and 1997 (unaudited)...................................F-18

Consolidated Statements of Shareholders' Equity (unaudited).................F-19

Consolidated Statements of Cash Flows For the Nine Months Ended
  September 30, 1998 and 1997 (unaudited)...................................F-20

Notes to Consolidated Financial Statements (unaudited)......................F-21

                        REPORT OF INDEPENDENT ACCOUNTANTS





To The Board of Directors
     Regan Holding Corp.

We have audited the accompanying consolidated balance sheets of Regan Holding Corp. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Regan Holding Corp. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

San Francisco, California
March 18, 1998

REGAN HOLDING CORP. AND SUBSIDIARIES
Consolidated Balance Sheets


                                                               December 31, 1997      December 31, 1996
ASSETS
     Cash and cash equivalents                                 $       5,194,332       $       2,202,596
     Investments                                                       7,692,279               7,947,207
     Accounts receivable                                               1,239,306                 511,710
     Prepaid expenses                                                    572,932                 361,950
     Deferred income taxes-current                                       488,437                      --
     Marketing supplies inventory                                        228,853                 251,979
     Income taxes receivable                                                  --                 179,746
                                                               -----------------       -----------------
         Total Current Assets                                         15,416,139              11,455,188
                                                               -----------------       -----------------

     Net fixed assets                                                  2,610,324               1,741,388
     Deferred income taxes-non current                                   783,477               1,600,150
     Other assets                                                        471,001                 628,176
                                                               -----------------       -----------------
         Total Non Current Assets                                      3,864,802               3,969,714
                                                               -----------------       -----------------
         TOTAL ASSETS                                          $      19,280,941       $      15,424,902
                                                               =================       =================

LIABILITIES, REDEEMABLE COMMON STOCK,
AND SHAREHOLDERS' EQUITY

LIABILITIES
     Accounts payable                                          $         344,071       $         170,738
     Accrued liabilities                                               2,605,854               2,032,387
     Income taxes payable                                                389,561                      --
                                                               -----------------       -----------------
         Total Current Liabilities                                     3,339,486               2,203,125
                                                               -----------------       -----------------
     Loan payable                                                        132,285                 132,285
     Deferred incentive compensation                                     149,609                 184,456
                                                               -----------------       -----------------
         Total Non Current Liabilities                                   281,894                 316,741
                                                               -----------------       -----------------
         TOTAL LIABILITIES                                             3,621,380               2,519,866
                                                               -----------------       -----------------

COMMITMENTS AND CONTINGENCIES (Note 8)                                       --                       --

REDEEMABLE COMMON STOCK, Series A and B (Note 9)                      11,842,651              12,343,001
                                                               -----------------       -----------------

SHAREHOLDERS' EQUITY
     Preferred stock, no par value:
         Authorized: 100,000,000 shares
         No shares issued or outstanding
     Series A common stock, no par value:
         Authorized:  45,000,000 shares
         Issued and outstanding:  20,614,014 and 20,800,791
         shares at December 31, 1997 and 1996, respectively            3,382,914               3,532,071
     Paid-in capital from retirement of common stock                     611,559                 310,110
     Accumulated deficit                                                (182,433)             (3,332,887)
     Net unrealized gains on investments                                   4,870                  52,741
                                                               -----------------       -----------------
         TOTAL SHAREHOLDERS' EQUITY                                    3,816,910                 562,035
                                                               -----------------       -----------------
         TOTAL LIABILITIES, REDEEMABLE COMMON
         STOCK AND SHAREHOLDERS' EQUITY                        $      19,280,941       $      15,424,902
                                                               =================       =================

           See accompanying notes to consolidated financial statements

REGAN HOLDING CORP. AND SUBSIDIARIES
Consolidated Income Statements


                                                               For the Year Ended December 31,

                                                           1997            1996            1995
                                                           ----            ----            ----
INCOME
         Marketing allowances                        $ 12,386,755    $  10,039,278     $   9,767,414
         Commission income                              5,609,078        4,281,032         3,920,318
         Administrative fees                            3,603,708        3,136,123         3,032,538
         Savings and investment income                    697,593          728,927           353,393
         Seminar income                                   220,406            --                --
         Other income                                      63,535           52,168            80,284
                                                     ------------    -------------     -------------
                  Total Income                         22,581,075       18,237,528        17,153,947
                                                     ------------    -------------     -------------
EXPENSES
         Salaries and related benefits                 10,512,259        8,253,564         6,287,339
         Sales promotion and support                    2,565,200        2,231,978         1,362,689
         Occupancy                                        887,608          643,726           555,679
         Professional fees                                712,129          652,219           766,025
         Depreciation and amortization                    640,614          469,255           370,651
         Courier and postage                              480,175          373,158           255,149
         Stationery and supplies                          399,140          292,695           195,541
         Equipment                                        369,706          287,448           261,691
         Travel and entertainment                         329,611          239,400           196,868
         Insurance                                        165,028          167,154            89,729
         Miscellaneous                                    174,127           74,273            50,758
                                                     ------------    -------------     -------------
                  Total Expenses                       17,235,597       13,684,870        10,392,119
                                                     ------------    -------------     -------------
INCOME FROM OPERATIONS                                  5,345,478        4,552,658         6,761,828
PROVISION FOR INCOME TAXES                              2,195,024        1,838,163         1,903,208
                                                     ------------    -------------     -------------
NET INCOME                                           $  3,150,454    $   2,714,495     $   4,858,620
                                                     ============    =============     =============


EARNINGS PER SHARE

Weighted average shares outstanding                    26,895,594       27,540,209        27,563,679

Basic earnings per share                             $        .12    $         .10     $         .18
                                                     ============    =============     =============
Diluted earnings per share                           $        .12    $         .10     $         .18
                                                     ============    =============     =============




           See accompanying notes to consolidated financial statements

REGAN HOLDING CORP. AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity (Deficit)



                                                      Common       Paid-in Capital
                                      Series A         Stock       from Retirement    Accumulated      Net Unrealized
                                       Shares          Amount      of Common Stock      Deficit        Gains/(Losses)       Total
                                      --------        -------      ---------------    -----------      --------------       -----
Balance
  January 1, 1995                     20,964,126     $ 3,801,004     $    --         $ (10,906,002)     $   (18,061)    $(7,123,059)

Issuance of stock                        106,665           1,067                                                              1,067
Net income for the twelve months
  ended December 31, 1995                                                                4,858,620                        4,858,620
Net unrealized gains on
  investments                                                                                               207,806         207,806
Deferred taxes on net unrealized
  gains                                     --               --            --             --                (85,307)        (85,307)
                                     ------------    ------------    ----------      --------------     ------------    ------------
Balance
  December 31, 1995                   21,070,791       3,802,071          --            (6,047,382)         104,438      (2,140,873)

Redemptions and retirement of
  common stock                          (270,000)       (270,000)      310,110                                               40,110
Net income for the twelve months
  ended December 31, 1996                                                                2,714,495                        2,714,495
Net unrealized losses on
  investments                                                                                               (93,603)        (93,603)
Deferred taxes on net unrealized
  losses                                                                                                     41,906          41,906
                                     ------------    ------------    ----------      --------------     ------------    ------------
Balance
  December 31, 1996                   20,800,791       3,532,071       310,110          (3,332,887)          52,741         562,035

Redemptions and retirement of
  common stock                          (186,777)       (149,157)      301,449                                              152,292
Net income for the twelve months
  ended December 31, 1997                                                                3,150,454                        3,150,454
Net unrealized losses on
  investments                                                                                               (80,010)        (80,010)
Deferred taxes on net unrealized
  losses                                                                                                     32,139          32,139
                                     ------------    ------------    ----------      --------------     ------------    ------------
Balance
  December 31, 1997                   20,614,014     $ 3,382,914     $ 611,559       $    (182,433)     $     4,870     $ 3,816,910
                                     ============    ============    ==========      ==============     ============    ============


          See accompanying notes to consolidated financial statements.

REGAN HOLDING CORP. AND SUBSIDIARIES
Consolidated Statements of Cash Flows




                                                                        For the Year Ended December 31,
                                                             1997               1996                  1995
                                                             ----               ----                  ----
CASH FLOWS FROM OPERATING ACTIVITIES
    Net Income                                           $ 3,150,454          $ 2,714,495          $ 4,858,620
    Adjustments to reconcile net income to cash
        provided by operating activities:
            Depreciation and amortization of
                fixed assets                                 632,781              465,394              354,854
            Accretion/amortization of investments            (68,761)             (39,372)             (33,903)
            Net realized gain on sales of investments        (13,499)              (2,525)                  --
            Realized loss on sale of fixed assets             19,603                   --                   --
    Net change in accounts receivable                       (727,596)             995,418           (1,262,202)
    Net change in prepaid expenses                          (210,982)            (255,411)              15,594
    Net change in marketing supplies inventory                23,126              (73,265)            (104,036)
    Net change in income taxes receivable and payable        569,307             (174,059)            (109,792)
    Net change in deferred income taxes                      360,375              539,413              508,103
    Net change in accounts payable                           173,333               48,290               54,994
    Net change in accrued liabilities                        573,467              784,156              528,849
    Net change in other assets and liabilities               116,734             (458,000)             228,286
                                                         ------------         ------------         ------------
            Net cash provided by operating activities      4,598,342            4,544,534            5,039,367
                                                         ------------         ------------         ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of investments                             (20,404,456)         (19,087,646)          (6,589,085)
    Proceeds from sale and maturities of investments      20,667,228           16,156,162            3,497,115
    Purchases of fixed assets                             (1,521,320)            (519,758)            (823,022)
                                                         ------------         ------------         ------------
            Net cash used in investing activities         (1,258,548)          (3,451,242)          (3,914,992)
                                                         ------------         ------------         ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Redemptions and retirement of common stock              (348,058)            (299,639)                 --
    Payments on note payable                                      --              (87,688)            (280,000)
    Proceeds from issuance of common stock                        --                   --                1,067
            Net cash used in financing activities           (348,058)            (387,327)            (278,933)
                                                         ------------         ------------         ------------

INCREASE IN CASH AND CASH EQUIVALENTS                      2,991,736              705,965              845,442
CASH AND CASH EQUIVALENTS,
    BEGINNING OF PERIOD                                    2,202,596            1,496,631              651,189
                                                         ------------         ------------         ------------
CASH AND CASH EQUIVALENTS,
    END OF PERIOD                                        $ 5,194,332          $ 2,202,596          $ 1,496,631
                                                         ============         ============         ============

SUPPLEMENTAL CASH FLOW INFORMATION:
    Interest paid                                        $    18,695          $    18,883          $    12,042
    Income taxes paid                                    $ 1,265,025          $ 1,472,806          $ 1,450,300


           See accompanying notes to consolidated financial statements

REGAN HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Organization and Summary of Significant Accounting Policies

     a.   Organization

          Regan Holding Corp. (the "Company") was incorporated in the State of California on February 21, 1990, for the primary purpose of owning and operating an insurance company. The Company conducted business through its primary subsidiary, Old Colony Life Insurance Company ("Old Colony"), until May 21, 1992. The Company conducted no operations and prepared no financial statements through August 1, 1993.

          The Company, through its wholly-owned subsidiary Legacy Marketing Group ("LMG"), has entered into marketing agreements (the "Marketing Agreements") with American National Insurance Company ("American
          National") and IL Annuity and Insurance Company ("IL Annuity"), collectively referred to herein as the "Carriers." American National is an unaffiliated company with over $1.5 billion in capital and surplus and is rated "A++" by A.M. Best. IL Annuity is also an unaffiliated company, with over $13 million in capital and surplus and is rated "A" by A.M. Best. The Marketing Agreements grant the Company the exclusive right to market certain annuity and life insurance products issued by the Carriers (the "Policies"). Under the terms of the Marketing Agreements, the Company is responsible for the recruiting, training, managing and supervising of Producers in the sale of the Policies. For these services, the Carriers pay the Company marketing allowances and commissions based on the volume of Policies sold.

          The Company has also entered into insurance processing agreements (the "Processing Agreements") with the Carriers pursuant to which the Company provides clerical, administrative and accounting services with respect to the Policies. Such services include billing, collecting and remitting cash on the Policies. However, all cash receipts are deposited into accounts maintained by the Carriers upon receipt by the Company and all cash remitted is paid from accounts maintained by the Carriers. For providing such services, the Company is paid on a per transaction basis with the amount of the fee depending on the type of policy.

          Effective March 1, 1996, the Marketing and Processing Agreements with American National were amended to reduce certain commissions and administrative fees earned by the Company. In addition, during April 1996, certain investment strategy features of the annuity policies offered by American National were eliminated.

          The Marketing and Processing Agreements with American National and IL Annuity expire March 31, 1999, and December 31, 2005, respectively, but may be renewed by mutual agreement for successive one year terms. The Agreements may be terminated by either party upon 180 days notice without cause, and may be terminated by either party immediately for cause. In addition, the Marketing Agreements will terminate automatically at the end of any calendar quarter upon failure of the Company to meet certain quarterly minimum production requirements for two successive calendar quarters. The Company is currently negotiating with American National to renew the Marketing and Processing Agreements. Management expects that new agreements will be signed during the second quarter of 1998.

          In May, 1995, the Company formed Legacy Financial Services, Inc. ("LFS"), a wholly-owned broker-dealer subsidiary. LFS has been approved by the National Association of Securities Dealers and the Securities and Exchange Commission to engage in the offering and sale of variable annuity and life insurance products, mutual funds and debt and equity securities (collectively, the "Products") on a fully disclosed basis. LFS has entered into agreements (the "Agreements") with various entities licensed to sell the Products. The Agreements grant LFS the non-exclusive right to solicit sales of the

          Products through its network of independent representatives and to provide certain marketing and administrative services in order to facilitate sales of the Products. Under the Agreements, the Company is compensated based upon pre-determined percentages of production. The Agreements may be terminated by any party upon 30 days written notice. Sales of the Products pursuant to the Agreements began during the first quarter of 1996. LFS is in full compliance with all applicable capital and other regulatory requirements.

     b.   Basis of Presentation

          The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles and include the accounts of Regan Holding Corp. and its wholly-owned subsidiaries, Legacy Marketing Group, Legacy Financial Services, Inc., and LifeSurance Corporation, a non-operating subsidiary. All significant intercompany accounts and transactions have been eliminated.

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     c.   Revenue Recognition

          Through June 30, 1995, in accordance with the terms of the Marketing Agreement with American National, marketing allowances and commissions were accrued when policies were submitted for acceptance. Effective July 1, 1995, both the Marketing Agreement with American National and the related recording of revenue were modified to provide for recognition of marketing allowances and commissions only after policies become inforce, which is consistent with the method of recognition of revenue generated under the Marketing Agreement with IL Annuity. Administrative fees are recognized on a per transaction basis as services are performed.

     d.   Cash and Cash Equivalents

          Cash and cash equivalents include cash on hand and in banks and short-term investments with an original maturity of 90 days or less. The carrying amount of cash and cash equivalents approximates market value.

     e.   Investments

          Investments include mortgage-backed securities, corporate bonds and equity securities, and obligations backed by U.S. government agencies. The Company's investments are classified as available-for-sale and are carried at market value. Market values are determined using published quotes as of the close of business. Unrealized gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of shareholders' equity until realized.

          Premiums and discounts are amortized or accreted over the life of the related investment as an adjustment to yield using the effective interest method. Interest income is recognized when earned. Realized gains and losses on sales of investments are included in earnings and are derived using the specific identification method for determining the cost of investments sold.

     f.   Fixed Assets

          Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful life of each type of asset. The

          Company uses an estimated useful life for computers and furniture and equipment of 5 years. Leasehold improvements are amortized over the term of the lease or the estimated useful life, whichever is shorter. Upon retirement or disposition of fixed assets, any gain or loss is included in income.

     g.   Sales Promotion and Support Costs

          Sales promotion and support costs are expensed as incurred, except for sales brochures and other marketing materials, which are inventoried at cost.

     h.   Income Taxes

          The Company and its subsidiaries file consolidated tax returns for federal purposes. For financial reporting purposes, the income tax effects of transactions are recognized in the year in which they enter into the determination of recorded income, regardless of when they are recognized for income tax purposes. Accordingly, the provisions for income taxes in the consolidated statements of income include charges or credits for deferred income taxes relating to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

     i.   Earnings Per Share

          Basic and diluted earnings per share are presented in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." Earnings per share is based on the weighted average number of common shares outstanding, including shares of redeemable common stock.

     j.   Reclassifications

          Certain 1996 and 1995 balances have been reclassified to conform with the 1997 presentation. Such reclassifications had no effect on net income or shareholders' equity.

     k.   Comprehensive Income

          In June, 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period form transactions and other events and circumstances from non-owner sources. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company does not believe that SFAS No. 130 will have a material impact on the Company's financial statements.

     l.   Segment Reporting

          In June,  1997,  the FASB  issued  SFAS No.  131,  "Disclosures  about
          Segments of an Enterprise and Related Information." SFAS No. 131 requires publicly-held companies to report financial and other information about key revenue-producing segments of the entity for which such information is available and is utilized by the chief operation decision maker. Specific information to be reported for individual segments includes profit or loss, certain revenue and expense items and total assets. A reconciliation of segment financial information to amounts reported in the financial statements would be provided. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The Company does not believe that SFAS No. 131 will have a material impact on the Company's financial statements.

2.   Investments

     Investment portfolios at the dates indicated consisted of the following:


                           Maturity in years:

                                  1 Year           1 to 5           Longer Than
                                 or Less            Years             10 Years           Other             Total
                                 -------            -----             --------           -----             -----
  December 31, 1997

   Government agency
       securities              $  3,588,363     $    500,762        $        --       $         --     $  4,089,125
   Mortgage-backed
       securities                        --               --                 --          2,336,717        2,336,717
   Equity securities                     --               --                 --          1,252,750        1,252,750
                               ------------     ------------        -----------       ------------     ------------
       Amortized cost             3,588,363          500,762                 --          3,589,467        7,678,592
   Gross unrealized gains            14,042            8,103                 --             31,745           53,890
   Gross unrealized losses               --               --                 --            (40,203)         (40,203)
                               ------------     ------------        -----------       ------------     ------------
       Market value            $  3,602,405     $    508,865        $        --       $  3,581,009     $  7,692,279
                               ============     ============        ===========       ============     ============


   December 31, 1996

   Government agency
       securities              $         --     $  1,093,183        $  1,909,275      $         --     $  3,002,458
   U.S. Treasury notes              552,213               --                  --                --          552,213
   Corporate bonds                       --               --             503,496                            503,496
   Mortgage-backed
       securities                        --               --                  --         3,053,187        3,053,187
   Equity securities                     --               --                  --           747,750          747,750
                               ------------     ------------        ------------      ------------     ------------
       Amortized cost               552,213        1,093,183           2,412,771         3,800,937        7,859,104
   Gross unrealized gains            26,338           43,318              65,611            14,971          150,238
   Gross unrealized losses               --               --             (10,214)          (51,921)         (62,135)
                               ------------     ------------        ------------      ------------     ------------
       Market value            $    578,551     $  1,136,501        $  2,468,168      $  3,763,987     $  7,947,207
                               ============     ============        ============      ============     ============


Included in operating results for the years ended December 31, 1997, 1996 and 1995 are $494,033, $501,753, and $319,490 of interest income earned on investments, respectively.

3.   Fixed Assets

     A summary of fixed assets at the dates indicated follows:


                                                                      Accumulated
                                                                      Depreciation/            Net
                                                    Cost              Amortization          Book Value
                                                    ----              -------------         ----------
     December 31, 1997
     Computers                                 $    2,088,329        $     981,955        $  1,106,374
     Leasehold improvements                         1,227,563              429,797             797,766
     Furniture and equipment                          974,922              396,260             578,662
     Land                                             127,522                   --             127,522
                                               --------------        -------------        ------------
              Totals                           $    4,418,336        $   1,808,012        $  2,610,324
                                               ==============        =============        ============

     December 31, 1996
     Computers                                 $    1,614,881        $     659,111        $    955,770
     Leasehold improvements                           689,722              323,813             365,909
     Furniture and equipment                          671,416              251,707             419,709
                                               --------------        -------------        ------------
              Totals                           $    2,976,019        $   1,234,631        $  1,741,388
                                               ==============        =============        ============

4.   Accrued Liabilities

     Accrued liabilities at December 31 consisted of the following:


                                              1997                 1996
                                              ----                 ----
     Annual sales convention              $ 1,226,169         $   825,556
     Accrued compensation                     976,428             843,301
     Producer seminar expenses                 39,498             151,531
     Other                                    363,759             211,999
                                          ------------        ------------
              Totals                      $ 2,605,854         $ 2,032,387
                                          ============        ============

5.   Loan Payable

     The Company has a loan payable, bearing interest at 9% annually, representing amounts borrowed in a non-cash transaction to pay premiums related to a split-dollar life insurance policy. The outstanding balance of the loan was $132,285 at December 31, 1997 and 1996.

6.   Deferred Incentive Compensation

     Under the Company's officer incentive bonus plan (the "Plan"), each officer of the Company is allocated 1.25% of annual net income in a given year (the "Bonus Year"), before officer incentive bonuses, as an incentive bonus (the "Bonus"). The payment of the Bonus occurs in equal amounts over the three years following the Bonus Year. The first payment is automatically paid immediately following the end of the Bonus Year. The remaining two payments are paid in February of each of the second and third years following the Bonus Year and are contingent upon the Company achieving targeted growth in net income during the first and second years following the Bonus Year, respectively. The Bonus payment is forfeited for any year during which the specified growth is not achieved. At December 31, 1997 and 1996, $149,609 and $184,456, respectively, are reflected as deferred incentive compensation in the accompanying balance sheets. Such amounts represent the deferred portion of the 1997 and 1996 Bonuses, except for the second year payment of the 1995 Bonus, which was forfeited, because net income targets were not achieved in 1996.

7.   Deferred Compensation Plan

     The Company sponsors a qualified defined contribution 401(k) plan (the "401(k) Plan"), which is available to all employees. The 401(k) Plan allows employees to defer, on a pretax basis, a portion of their compensation as contributions to the plan. Employees may elect to contribute up to 15% of their annual compensation (not to exceed $9,500 annually for 1997 and 1996 and $9,240 for 1995) to the 401(k) Plan. The Company matches 50% of each employee's contributions, up to a maximum of 6% of annual compensation. The Company's matching contributions charged to operating expenses were $181,443, $134,673, and $83,849 for the years ended December 31, 1997, 1996 and 1995, respectively.

8.   Commitments and Contingencies

     The Company leases its office premises and certain office equipment under operating leases. Related rent expense of $335,973, $219,214, and $198,196 are included in occupancy costs for the years ended December 31, 1997, 1996, and 1995, respectively. Total rentals for and leases of equipment included in equipment expenses were $146,874, $132,635, and $107,585 for the years ended December 31, 1997, 1996 and 1995, respectively.

     The Company currently leases approximately 43,300 square feet of office space at an annual rent of approximately $292,000 plus required maintenance, landscaping and related expenses. The current lease expires in October, 2006, and includes a commitment by the Company to lease an additional 10,460 square feet beginning August 1, 1998, which will raise the annual rent by approximately $72,000 per year.

     The Company's minimum annual lease commitments under all operating leases are as follows:

                 1998                                        $         481,191
                 1999                                                  537,536
                 2000                                                  525,200
                 2001                                                  432,797
                 2002                                                  442,030
                 Thereafter                                          1,783,529
                                                             -----------------
                 Total minimum lease payments                $       4,202,283
                                                             =================


     In order to fund LFS during the start-up phase, the Company has committed to make sufficient contributions to support LFS's operations and to ensure LFS's compliance with financial regulatory requirements through December 31, 1998. Such contributions totaled $330,000, $455,000, and $215,000 during 1997, 1996 and 1995, respectively.

     As part of the Company's agreements with its insurance producers (the "Producers"), the Company may, under certain circumstances, be obligated to purchase the business of the Producers. At December 31, 1997, there were no outstanding commitments relating to the above by the Company.

     As a professional services firm engaged in marketing and servicing life insurance and annuity products, the Company encounters litigation in the normal course of business, including the activities relating to its former business of operating an insurance company. Management is not aware of any material asserted or unasserted litigation which existed at December 31, 1997, except as follows:

          In December, 1996, LMG and American National (collectively, the "Co-defendants") were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama, alleging misrepresentation and price discrimination in connection with the sale of certain annuity products issued by American National and marketed by LMG. The plaintiffs, policyholders Buddie Watson King and Feyrene Zink, sought and received conditional class action certification prior to service of the complaint upon the Co-defendants. In February, 1997, the case was removed to the U. S. Federal District Court in Birmingham, Alabama, and the conditional class action certification was vacated by the federal district court. Thereafter, the federal court remanded the case back to the above Circuit Court of Jefferson County, Alabama, where the case is currently pending. The outcome of the lawsuit cannot be determined nor can the amount of any potential liability with respect to this matter be estimated. Accordingly, no amounts have been recorded in the financial statements for any losses which may result from the lawsuit.

9.   Redeemable Common Stock

     During  the three  years  ended  December  31,  1992,  the  Company  issued
     5,935,094 shares of Series A Common Stock (the "Redeemable Series A Stock"), no par value, at prices ranging from $1.00 to $2.25 per share. The Redeemable Series A Stock was issued in accordance with the terms of the 701 Asset Accumulator Program (the "701 Plan") between the Company, its insurance Producers, and its employees, and the Confidential Private Placement Memorandum and Subscription Agreement (the "Subscription Agreement") between the Company and certain accredited investors. Under the terms of the 701 Plan and the Subscription Agreement, the Redeemable Series A Stock may be redeemed at the option of the holder after being held for two consecutive years, subject to the Company's ability to make such purchases under applicable corporate law.

     In connection with a merger in 1991 between the Company and LifeSurance Corporation, a wholly-owned insurance subsidiary of the Company with no current ongoing operations, 615,242 shares of Series B Common Stock (the "Redeemable Series B Stock"), no par value, were authorized and issued in exchange for all of the outstanding stock of LifeSurance Corporation. Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), the Redeemable Series B Stock is subject to redemption at the option of the holder in quantities of up to 10% per year, provided that the redemption is in accordance with applicable corporate law.

     At December 31, 1994, the Company did not have sufficient current assets, as required under California corporate law, to purchase all of the Series A Redeemable Common Stock and Series B Redeemable Common Stock (hereafter collectively referred to as the "Redeemable Common Stock"). However, during 1995, current assets surpassed current liabilities by an amount sufficient to allow the Company to meet its obligations under the 701 Plan, the Subscription Agreement, and the Merger Agreement.

     Redeemable Common Stock has been recorded at the greater of the issuance value or the redemption value as of December 31, 1997 and 1996. The 701 Plan, the Subscription Agreement, and the Merger Agreement specify that the Redeemable Common Stock is to be redeemed at a rate per share based upon current fair market value. These Agreements specify factors to be considered in determining fair market value, including the net present value of inforce insurance policy cash flows. However, since the Company no longer operates an insurance business, this factor is not applicable. Further, there is no active trading market for the Company's stock which would establish market value. Accordingly, the Company's Board of Directors has approved a redemption value of $.96 per share as of December 31, 1997, based on management's estimate of fair market value. The total redemption value for Series A and Series B Redeemable Common Stock was $5,287,033 and $576,827, respectively, at December 31, 1997 and $4,499,887 and $476,054,
     respectively, at December 31, 1996. Carrying value exceeded redemption value by $5,978,791 at December 31, 1997, and $7,367,060 at December 31,
     1996. As the shares are redeemed, the excess of carrying value over redemption value will be reflected as additional paid-in capital.

     Changes to Redeemable Common Stock during the years ended December 31, 1997, 1996 and 1995 were as follows:


                                    Series A                      Series B                        Total
                             Redeemable Common Stock        Redeemable Common Stock       Redeemable Common Stock

                                             Carrying                        Carrying                        Carrying
                                            (Issuance)                      (Issuance)                      (Issuance)
                              Shares          Amount          Shares          Amount          Shares          Amount
                              ------        ----------        ------        ----------        ------        ----------
      Balance
     January 1, 1995         5,935,094    $ 10,850,686        615,242      $ 1,845,726       6,550,336    $12,696,412
      Adjustment to
     fractional share
     liability                   -----           -----         (4,554)         (13,662)         (4,554)       (13,662)
                            -----------   -------------     ----------     ------------     -----------   ------------
      Balance December
     31, 1995                5,935,094      10,850,686         610,688       1,832,064       6,545,782     12,682,750
      Redemptions and
     retirement of
     common stock             (166,008)       (338,663)           (362)         (1,086)       (166,370)      (339,749)
                            -----------   -------------     -----------    ------------     -----------   ------------
      Balance December
     31, 1996                5,769,086      10,512,023         610,326       1,830,978       6,379,412     12,343,001
      Redemptions and
     retirement of
     common stock             (261,760)       (471,955)         (9,465)        (28,395)       (271,225)      (500,350)
                            -----------   -------------     -----------    ------------     -----------   ------------
      Balance December
     31, 1997                5,507,326      10,040,068         600,861     $ 1,802,583       6,108,187    $11,842,651
                            ===========   =============     ===========    ============     ===========   ============

     Shares of Redeemable Common Stock are excluded from total shares issued and outstanding in the accompanying balance sheets.

10.  Stock Awards and Stock Options

     At December 31, 1996, the Company had outstanding warrants which granted the holder the right to purchase 140,950 shares of its common stock at a price of $2.25 per share. The warrants became exercisable on April 1, 1995, and expired on March 31, 1997.

     In August, 1997, the Company's shareholders voted to approve the Regan Holding Corp. 1998 Stock Option Plan, which authorizes the Company to grant stock options to employees and directors (the "Employee Option Plan"). The Employee Option Plan is administered by two committees which are appointed by the Company's Board of Directors. 1,500,000 shares of the Company's Series A Common Stock were reserved by shareholders for granting under the Employee Option Plan. On January 1, 1998, (the "Employee Grant Date") 1,476,000 options were granted to employees pursuant to the Employee Option Plan (the "Employee Options"). The Employee Options vest evenly over four years following the Employee Grant Date. Once vested, the Employee Options become exercisable at the estimated fair market value of $.73 per share. Any unexercised Employee Options expire ten years after the Employee Grant Date. The Employee Options qualify as "Incentive Stock Options," as defined by the Internal Revenue Code. The impact of the Employee Options on the Company's 1998 Financial Statements will be accounted for in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," and is not expected to be material.

     During 1997, the Company's Board of Directors approved the Regan Holding Corp. Producer Stock Option Plan (the "Producer Option Plan"), which provides for the granting of stock options to LMG Producers and LFS registered representatives. 2,700,000 shares of the Company's Series A Common Stock were reserved for granting under the Producer Stock Option Plan. On January 1, 1998, (the "Producer Grant Date") 795,400 options were granted pursuant to the Producer Stock Option Plan (the "Producer Options"). The Producer Options vest evenly over five years following the Producer Grant Date. Once vested, the Producer Options become exercisable at the estimated fair market value of $.73 per share. Any unexercised Producer Options expire six years after the Producer Grant Date. The impact of the Producer Options on the Company's 1998 financial statements will be accounted for in accordance with Statement of Financial Accounting
     Standards No. 123, "Accounting for Stock-Based Compensation," and is not expected to be material.

11.  Income Taxes

     Deferred tax assets and liabilities are recognized as temporary differences between amounts reported in the financial statements and the future tax consequences attributable to those differences that are expected to be recovered or settled.

     The provisions for federal and state income taxes consist of amounts currently payable and amounts deferred which, for the periods indicated, are shown below:


                                                     For the Year Ended December 31,
                                              1997                 1996                 1995
                                              ----                 ----                 ----
Current income taxes:
      Federal                         $    1,262,317       $      891,442        $      778,164
      State                                  572,332              407,305               604,928
                                      ---------------      ---------------       ---------------
              Total current                1,834,649            1,298,747             1,383,092
                                      ---------------      ---------------       ---------------

Deferred income taxes:
    Federal                                  405,951              523,365             1,066,893
    State                                    (45,576)              16,051              (546,777)
                                      ---------------      ---------------       ---------------
              Total deferred                 360,375              539,416               520,116
                                      ---------------      ---------------       ---------------
Provision for income taxes            $    2,195,024       $    1,838,163        $    1,903,208
                                      ===============      ===============       ===============

     The Company's deferred tax assets at December 31 consist of the following:


                                                       1997             1996
                                                       ----             ----
Alternative minimum tax credit carryforward        $  652,320        $1,387,885
Sales incentive trip accrual                          488,437                --
State net operating loss carryforward                      --           205,891
Fixed asset depreciation                              (26,834)          (39,833)
Other                                                 157,991            46,207
                                                   -----------       -----------
         Total deferred tax assets                 $1,271,914        $1,600,150
                                                   ===========       ===========


     The provisions for income taxes differ from the provisions computed by applying the statutory federal income tax rate (34%) to income before taxes, as follows:


                                                  For the Year Ended December 31,
                                                1997               1996               1995
                                                ----               ----               ----
Federal income taxes due at
   statutory rate (34%)                      $ 1,817,462        $ 1,547,904        $ 2,299,022
Increases (reductions) in
   income taxes resulting from:
      State franchise taxes, net
        of federal income tax
        benefit                                  375,892            288,628            258,407
      Reversal of valuation
        allowance                                     --                 --           (437,310)
      Adjustment to prior year's
        provision                                     --                 --           (240,695)
      Other                                        1,670              1,631             23,784
                                             ------------       ------------       ------------
Provisions for income taxes                  $ 2,195,024        $ 1,838,163        $ 1,903,208
                                             ============       ============       ============

     During 1995, the Company recorded federal alternative minimum tax ("AMT") credits of $240,695 as of December 31, 1994, which can be used to reduce income taxes in subsequent years to the extent of tentative minimum tax. Federal and state income tax AMT credits of $210,775 and $441,545, respectively, remained as of December 31, 1997. The credits have no expiration date.

12.  Related Party Transactions

     The Company paid Ashley A. Penney, a director until August, 1997, $133,113, $140,100 and $107,293 for services provided as a human resource consultant during the years ended December 31, 1997, 1996 and 1995, respectively.

     Pursuant to a salary continuation agreement related to the Company's former Chief Executive Officer, John Regan, payments totaling $87,688 and $280,000 were made to Ms. Regan during the years ended December 31, 1996 and 1995, respectively, as an obligation of the Company to his estate. No such payments were made during 1997.

13.  Concentration of Risk

     At December 31, 1997, the Company was contracted with over 12,000 independent insurance Producers to sell insurance products throughout the country in a majority of the fifty states. Production in no one state accounted for over 20% of insurance premiums to the Carriers nor of the corresponding revenue of the Company during 1997.

     Prior to December, 1995, American National was the only insurance company with which the Company was contracted to market insurance products. This arrangement generated approximately 36.2%, 87.5%,and 97.7% of total revenues to the Company during 1997, 1996 and 1995, respectively. In December 1995, the Company contracted to provide marketing and administrative services for IL Annuity. This arrangement generated approximately 57.0% and 5.9% of the Company's revenues during 1997 and 1996, respectively. However, neither the Marketing Agreements nor the Processing Agreements prevent the Company from entering into similar arrangements with other insurance companies.

REGAN HOLDING CORP. AND SUBSIDIARIES
Consolidated Balance Sheet (Unaudited)

                                                                     September 30, 1998
                                                                     ------------------
ASSETS:
     Cash and cash equivalents                                          $  8,083,986
     Investments                                                          14,906,933
     Accounts receivable                                                   1,899,782
     Prepaid expenses                                                        598,404
     Marketing supplies inventory                                            399,928
     Deferred income taxes-current                                           896,053
                                                                        -------------
         Total Current Assets                                             26,785,086
                                                                        -------------

     Net fixed assets                                                      3,329,091
     Deferred income taxes-non current                                       756,049
     Other assets                                                            402,776
                                                                        -------------
         Total Non-Current Assets                                          4,397,916
                                                                        -------------
         TOTAL ASSETS                                                   $ 31,183,002
                                                                        =============

LIABILITIES, REDEEMABLE COMMON STOCK,
AND SHAREHOLDERS' EQUITY

LIABILITIES:
     Accounts payable                                                   $    386,853
     Income taxes payable                                                    850,934
     Accrued sales convention costs                                        2,181,979
     Other accrued liabilities                                             4,600,937
                                                                        -------------
         Total Current Liabilities                                         8,020,703
                                                                        -------------
     Loan payable                                                            132,285
     Deferred incentive compensation                                         381,886
                                                                        -------------
         Total Non-Current Liabilities                                       514,171
                                                                        -------------
         TOTAL LIABILITIES                                                 8,534,874
                                                                        -------------
REDEEMABLE COMMON STOCK (Note 2)                                          11,462,963
                                                                        -------------

SHAREHOLDERS' EQUITY:
     Preferred stock, no par value, 100,000,000 shares
         authorized, no shares issued or outstanding                              --
     Series A common stock, no par value, 45,000,000 shares
         authorized, 20,548,224 shares issued  and outstanding
         at September 30, 1998                                             3,266,874
     Paid-in capital from redemption and retirement of common stock          840,750
     Paid-in capital from non-employee stock options                          18,750
     Retained earnings                                                     7,109,759
     Net unrealized losses on investments                                    (50,968)
                                                                        -------------
         TOTAL SHAREHOLDERS' EQUITY                                       11,185,165
                                                                        -------------
         TOTAL LIABILITIES, REDEEMABLE COMMON
         STOCK & SHAREHOLDERS' EQUITY                                   $ 31,183,002
                                                                        =============


           See accompanying notes to consolidated financial statements

REGAN HOLDING CORP. AND SUBSIDIARIES
Consolidated Income Statements (Unaudited)

                                                          For the Nine Months Ended
                                                                 September 30,
                                                          1998                   1997
                                                          ----                   ----
INCOME:
         Marketing allowances                          $19,299,171           $ 8,492,401
         Commission income                               9,180,142             3,732,659
         Administrative fees                             4,872,523             2,515,183
         Investment income                                 833,332               476,768
         Other income                                      194.805               191,693
                                                       -----------           -----------
                  Total Income                          34,379,973            15,408,704
                                                       -----------           -----------
EXPENSES:
         Salaries and related benefits                  12,501,208             7,688,238
         Sales promotion and support                     3,982,620             1,743,553
         Occupancy                                         805,744               642,184
         Professional fees                                 906,570               517,188
         Litigation settlement (Note 3)                  1,104,404                    --
         Depreciation and amortization                     724,422               459,219
         Courier and postage                               515,246               369,695
         Equipment                                         432,154               267,113
         Stationery and supplies                           560,691               269,048
         Travel and entertainment                          447,504               196,771
         Insurance expense                                 123,491               129,097
         Other miscellaneous expenses                      133,199               123,686
                                                       -----------           -----------
                  Total Expenses                        22,237,253            12,405,792
                                                       -----------           -----------
INCOME FROM OPERATIONS                                  12,142,720             3,002,912
PROVISION FOR INCOME TAXES                               4,850,528             1,235,402
                                                       -----------           -----------
NET INCOME                                             $ 7,292,192           $ 1,767,510
                                                       ===========           ===========

 EARNINGS PER SHARE:
 Weighted average shares outstanding - basic            26,703,920            26,937,299
 Basic earnings per share                              $      0.27           $      0.07
                                                       ===========           ===========
 Weighted average shares outstanding - diluted          27,090,580            26,937,299
 Diluted earnings per share                            $      0.27           $      0.07
                                                       ===========           ===========


          See accompanying notes to consolidated financial statements.

                      REGAN HOLDING CORP. AND SUBSIDIARIES
                 Consolidated Statement of Shareholders' Equity
                                   (Unaudited)


                                                                       Paid-in
                                                        Paid-in        Capital
                                                      Capital from    from Non-      Retained
                                          Common      Retirement of     Employee     Earnings/       Unrealized
                           Series A       Stock          Common         Stock      (Accumulated        Gains
                            Shares        Amount          Stock         Options       Deficit)        (Losses)           Total
                           --------      --------        -------       ---------     ----------      ----------      ------------
Balance
   January 1, 1998        20,614,014     $3,382,914     $ 611,559     $     --       $ (182,433)      $  4,870       $ 3,816,910
Net Income for the
   nine months ended
   September 30, 1998                                                                 7,292,192                        7,292,192
Redemption and
   retirement of
   common stock              (65,790)      (116,040)      229,191                                                        113,151
Non-employee stock
   option expense                                                       18,750                                            18,750
Net unrealized losses
   on investments                                                                                      (93,844)          (93,844)
Deferred tax on net
   unrealized losses                                                                                    38,006            38,006

Balance
                          -----------    -----------    ----------    ---------      -----------      ---------      ------------
   September 30, 1998     20,548,224     $3,266,874     $ 840,750       18,750       $7,109,759       $(50,968)      $11,185,165
                          ===========    ===========    ==========    =========      ===========      =========      ============


           See accompanying notes to consolidated financial statements

 REGAN HOLDING CORP. AND SUBSIDIARIES
 Consolidated Statements of Cash Flows


                                                                                        (Unaudited)
                                                                                 Nine Month Ended Sept 30,
                                                                                 1998                   1997
 CASH FLOW FROM OPERATING ACTIVITIES:
       Net income                                                            $ 7,292,192            $ 1,767,510
       Adjustments to reconcile net income to cash
           provided by operating activities:
                Depreciation and amortization of fixed assets                    671,665                454,190
                Amortization of intangible assets                                 52,757                  5,029
                Amortization/accretion of investments                            (46,765)               (24,547)
                Non-employee stock option expense                                 18,750                    --
                Realized loss (gain) on sales of  investments                    (14,463)                28,686

       Net change in accounts receivable                                        (660,476)              (510,966)
       Net change in prepaid expenses                                            (25,472)              (201,504)
       Net change in marketing supplies inventory                               (171,075)                40,259
       Net change in deferred tax assets                                        (342,182)               152,239
       Net change in accounts payable                                             42,782                 (5,899)
       Net change in income taxes payable                                        461,373                527,820
       Net change in accrued sales convention costs                              955,810                (91,087)
       Net change in other accrued liabilities                                 3,221,252                (54,597)
       Net change in other assets and liabilities                                265,551                135,013
                                                                             -----------            -----------
                Net cash provided by operating activities                     11,721,699              2,222,146
                                                                             -----------            -----------

 CASH FLOWS FROM INVESTING ACTIVITIES:
       Purchases of investments                                              (10,049,466)           (11,060,306)
       Proceeds from sales and maturities of investments                       2,802,196              9,739,821
       Purchases of fixed assets                                              (1,300,432)            (1,215,750)
       Purchase of organization costs                                            (17,806)               (10,640)
                                                                             -----------            -----------
                Net cash (used in) provided by investing activities           (8,565,508)            (2,546,875)
                                                                             -----------            -----------

 CASH FLOWS FROM FINANCING ACTIVITIES:
       Redemptions and retirement of common stock                               (266,537)              (271,091)
                                                                             -----------            -----------
                Net cash used in financing activities                           (266,537)              (271,091)
                                                                             -----------            -----------
 INCREASE IN CASH AND CASH EQUIVALENTS                                         2,889,654               (595,820)
 CASH AND CASH EQUIVALENTS,
       BEGINNING OF PERIOD                                                     5,194,332              2,202,596
                                                                             -----------            -----------
 CASH AND CASH EQUIVALENTS, END OF PERIOD                                    $ 8,083,986            $ 1,606,776
                                                                             ===========            ===========



          See accompanying notes to consolidated financial statements.

REGAN HOLDING CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.   Financial Information

     The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles and include the accounts of Regan Holding Corp. and its wholly-owned subsidiaries, Legacy Marketing Group ("LMG"), Legacy Financial Services, Inc., and LifeSurance Corporation. All intercompany transactions have been eliminated.

     The statements are unaudited but reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the Company's financial position and results of operations. The consolidated balance sheet data at December 31, 1997, was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. The results for the nine months ended September 30, 1998, are not necessarily indicative of the results to be expected for the entire year. Users of these financial statements are encouraged to refer to the Annual Report on Form 10-K for the year ended December 31, 1997, for additional disclosure.

2.   Redeemable Common Stock

     The Company is obligated to repurchase certain of its shares of common stock pursuant to various agreements under which the stock was issued. During the nine months ended September 30, 1998, redeemable common stock was redeemed and retired as follows:


                                   Series A Redeemable              Series B. Redeemable            Total Redeemable Common
                                      Common Stock                      Common Stock                        Stock
                                                 Carrying                         Carrying                         Carrying
                                                (Issuance)                       (Issuance)                       (Issuance)
                                  Shares          Amount           Shares          Amount           Shares          Amount
 Balance
   December 31, 1997              5,507,326     $10,040,068        600,861      $1,802,583       6,108,187      $11,842,651
 Redemption and
   retirement of common
   stock                           (200,935)       (378,299)          (463)         (1,389)       (201,398)        (379,688)
                                ------------    ------------      ---------     -----------     -----------     ------------
 Balance
   September 30, 1998             5,306,391     $ 9,661,769        600,398      $1,801,194       5,906,789      $11,462,963
                                ============    ============      =========     ===========     ===========     ============


3.   Litigation Settlement

     In December 1996, LMG and American National Insurance Company ("American National") were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama, alleging misrepresentation and price discrimination in connection with the sale of certain annuity products issued by American National and marketed by LMG. American National and LMG have denied the allegations contained in the complaint as well as any wrongdoing with respect to the sale and issuance of annuities. However, on June 17, 1998, in order to avoid protracted litigation, American National and LMG entered into a settlement agreement with the plaintiffs and other class members. LMG's portion of the settlement, net of recovery under its errors and omissions insurance policy, was recorded as an expense during the second quarter of 1998.

4.   Lease Commitment

     The Company currently leases approximately 43,000 square feet of office space in Petaluma, California, at which the Company's headquarters are located. Notice of termination of the lease for this space was given on September 11, 1998, to be effective March, 1999. On October 27, 1998, the Company entered into a new lease for approximately 72,000 square feet of office space in Petaluma, California, into which the Company intends to move its headquarters upon vacating the space it currently leases. This lease expires in April, 2009, and includes an option to extend the term for two five-year periods. Pursuant to the lease, the Company will pay monthly rent of $71,612, plus a pro-rate share of property taxes and operating expenses based on leased square footage.

5.   Amendments to Marketing and Processing Agreements

     In December 1998, LMG and American National amended the terms of the Marketing Agreement and Insurance Processing Agreement to extend the initial terms thereof to March 31, 1999. LMG and American National are in the process of negotiating a five year extension.

6.   Related Party Transactions

     In May of 1998, the Company entered into a Shareholder's Agreement with Lynda Regan, Chief Executive Officer of the Company and Chairman of the Company's Board of Directors, and certain other individuals. Under the terms of this agreement, in the event of the death of Ms. Regan, the Company shall repurchase from Ms. Regan's estate all shares of Common Stock that were owned by Ms. Regan at the time of her death or were transferred by her to one or more trusts prior to her death. The purchase price to be paid by the Company shall be equal to 125% of the fair market value of the shares.

7.   Comprehensive Income

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period resulting from transactions and other events and circumstances from non-owner sources. The Company's comprehensive income for the nine month period ended September 30, 1998 and 1997, includes unrealized losses, net of deferred tax, of $55,838 and $34,016, respectively.

8.   Recent Accounting Pronouncements--Internal Use Software Cost

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance on determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company has not yet determined the impact, if any, of adopting SOP 98-1, which will be effective for the Company's year ending December 31, 1999.

9.   Reclassifications

     Certain amounts in the 1997 financial statements have been reclassified to conform with 1998 classifications.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

The estimated expenses in connection with the issuance and distribution of the shares of Common Stock being registered, all of which will be paid by the Company, are as follows:

     Securities and Exchange Commission registration fee............$  3,313.00
     Legal fees and expenses........................................$ 90,000.00*
     Accounting fees and expenses...................................$ 20,000.00*
     Printing, engraving and postage expenses.......................$ 20,000.00*
     Miscellaneous..................................................$ 20,000.00*

     Total..........................................................$153,313.00*

      *Estimated



 Item 14.  Indemnification of Officers and Directors

     Article V, Section 8 of the Amended and Restated Bylaws of the Company provides:

     Indemnification of Corporate Agents: The Corporation shall indemnify each of its agents against expenses, judgments, fines, settlements and other amounts, actually and reasonably incurred by such person by reason of such person's having been made or having been threatened to be made a party to a proceeding by reason of the fact that the person is or was an agent of the Corporation, to the extent permitted by Section 317 of the California Corporations Code. The indemnification provided by this Section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled to under any other bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, to the extent such additional rights are authorized in the Articles of Incorporation and by applicable law.

     Section 317 of the California Corporations Code provides in pertinent part:

     (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

     (c) A corporation shall have power to indemnify any person who was in or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually or reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders.

Item 15.  Recent Sales of Unregistered Securities

     The Company has not sold any of its securities during the three year period prior to the date of this Registration Statement. During this period, the Company has issued Options to certain Producers, Directors and employees. No consideration was paid by the recipients for such Options and accordingly, the granting does not constitute a sale.

Item 16.  Exhibits and Financial Statement Schedules

         (a)  Exhibits

              3(a)  Restated Articles of Incorporation.***
              3(b)  Bylaws of the Company.***
              4     Certificate  of  Determination  of  Preferences  of Series C
                    Common Stock of Regan Holding Corp.*
              5     Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P.
              10(a) Administrative   Services  Agreement  effective  January  1,
                    1991, as amended,  between Allianz Life Insurance Company of
                    North America and the Company.*
              10(b) Marketing  Agreement  effective  June 1, 1993,  as  amended,
                    between  American   National   Insurance   Company  and  the
                    Company.*
              10(c) Insurance  Processing  Agreement  effective June 1, 1993, as amended, between American National Insurance Company and the
                    Company.*
              10(d) Form of Producer Agreement.*
              10(e) Lease  Agreement  dated  September 26, 1996,  for 1179 North
                    McDowell Blvd., Petaluma, California 94954.***
              10(f) Settlement  Agreement  dated June 18, 1993,  among the State of Georgia as receiver  for and on behalf of Old Colony Life
                    Insurance Company, other related parties and the Company.*
              10(g) 401(K) Profit Sharing Plan & Trust dated July 1, 1994.* 10(h) Marketing Agreement effective January 1, 1996 between IL
                    Annuity and Insurance Company and the Company.**
              10(i) Insurance  Processing  Agreement  effective  January 1, 1996 between IL Annuity and Insurance Company and the Company.**
              10(j) Marketing   Agreement  effective  January  1,  1996  between
                    Indianapolis Life Insurance Company and the Company.**
              10(k) Insurance  Processing  Agreement  effective  January 1, 1996
                    between   Indianapolis   Life  Insurance   Company  and  the
                    Company.**
              10(l) Marketing Agreement between  Transamerica Life Insurance and
                    Annuity Company and the Company, dated June 1, 1998****
              10(m) Administrative  Services Agreement between Transamerica Life
                    Company and the Company dated May 29, 1998, as amended****
              10(n) Lease  Agreement  dated  October 27,  1998,  for 2090 Marina
                    Avenue, Petaluma, California*****
              10(o) Producer Stock Award and Stock Option Plan, as amended
              10(p) 1998 Stock Option Plan, as amended
              21    Subsidiaries of the Company.**
              23(a) Consent of LeBoeuf,  Lamb, Greene & MacRae, L.L.P. (Included
                    in Exhibit 5)
              23(b) Consent of PricewaterhouseCoopers, LLP.
              24    Power of Attorney
              *     Incorporated  herein by reference from the Company's  annual report on Form 10-K for the year ended December 31, 1994.
              **    Incorporated  herein by reference from the Company's  annual report on Form 10-K for the year ended December 31, 1995.
              ***   Incorporated   herein  by  reference   from  the   Company's
                    quarterly Form 10-Q for the three months ended September 30,
                    1996.
              ****  Incorporated  herein by reference from the Company's current report on Form 8-K dated June 1, 1998.
              ***** Incorporated   herein  by  reference   from  the   Company's
                    quarterly  report on Form 10-Q for the  three  months  ended
                    September 30, 1998.

         (b)  Financial Statement Schedules

         1.   The following financial statements are included:

              (i)   Report of Independent Accountants.
              (ii)  Consolidated  Balance  Sheets as of  December  31,  1997 and
                    1996.
              (iii) Consolidated  Income Statements for the years ended December
                    31, 1997, 1996 and 1995.
              (iv)  Consolidated  Statements of  Shareholders'  Equity (Deficit)
                    for the years ended December 31, 1997, 1996 and 1995.
              (v)   Consolidated  Statements  of Cash Flows for the years  ended
                    December 31, 1997, 1996 and 1995.
              (vi)  Notes to Consolidated Financial Statements.

         2. Financial statement schedules are omitted because the information is not required or has been included in the financial statements and related notes.


 Item 17.  Undertakings

 The Company hereby undertakes:

     (1) To file, during any period in which offers or sales of the securities being registered are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "1933 Act");

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to Directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a Director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petaluma, State of California, on February 9, 1999.

                                  REGAN HOLDING CORP.
                                  (Registrant)



                                  By: /s/ David A. Skup
                                      ---------------------------------------
                                      David A. Skupp, Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


  *                                         February 9, 1999
------------------------------------------------------------
 Lynda L. Regan, Chairman of the Board,              (Date)
          and Chief Executive Officer

  *                                         February 9, 1999
------------------------------------------------------------
 R. Preston Pitts, President and Chief               (Date)
          Operating Officer, and Director

  *                                         February 9, 1999
------------------------------------------------------------
 Steven C. Anderson, Director                        (Date)

  *                                         February 9, 1999
------------------------------------------------------------
 Ute Scott-Smith, Director                            (Date)

  /s/ David A. Skup                         February 9, 1999
------------------------------------------------------------
 David A. Skup, Chief Financial                      (Date)
          Officer



 *By: /s/ David A. Skupp
      ---------------------------------------------------
         Attorney-in-fact, pursuant to power of attorney
         filed as part of this Registration Statement